Registration No. 333-89446


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------
                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
             OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2
                                    --------
        PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT
                           (Exact Name of Registrant)
                                    --------
                        PRINCIPAL LIFE INSURANCE COMPANY
                              (Name of Depositor)
                                    --------
                                711 High Street
                             Des Moines, Iowa 50309
              (Address of Depositor's Principal Executive Offices)
                                    --------
                                 (515) 247-5111
              (Depositor's Telephone Number, Including Area Code)
                                    --------
                                 Sarah H. Pitts
                        Principal Life Insurance Company
                                711 High Street
                             Des Moines, Iowa 50309
               (Name and Address of agent for service of process)
                                    --------
                  Please send copies of all communications to
                                J. SUMNER JONES
                                 Jones & Blouch
                       1025 Thomas Jefferson Street, N.W.
                           Washington, DC 20007-0805
                                    --------

Title and Amount of Securities: Principal Benefit Variable Universal Life Policy. (Pursuant to Rule 24F-2 under the Investment Company Act of 1940, the
Registrant   elects  to  register  an  indefinite  amount  of  securities  being registered.)


Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends its Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        PRINCIPAL LIFE INSURANCE COMPANY
                         VARIABLE LIFE SEPARATE ACCOUNT

                       Registration Statement on Form S-6
                              Cross Reference Sheet

    Items of
   Form N-8B-2               Captions in Prospectus

        1..............  Cover Page

        2..............  Cover Page

        3..............  Not Applicable

        4..............  Distribution of the Policy

        5..............  Principal Life Insurance Company Variable Life
                         Separate Account

        6(a)...........  Not Applicable

        6(b)...........  Not Applicable

        7..............  Not Required

        8..............  Not Required

        9..............  General Information (Legal Proceedings)

        10(a)..........  Ownership, Beneficiary, Assignment

        10(b)..........  Policy Values

        10(c), 10(d)...  Summary; Division Transfers; Automatic Portfolio
                         Rebalancing; Surrenders; Right to Exchange Policy

        10(e)..........  Summary; Policy Termination and Reinstatement

        10(f)..........  Other Matters (Voting Rights)

        10(g)(1),
        10(g)(2),
        10(h)(1),
        10(h)(2).......  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments)

        10(g)(3),
        10(g)(4),
        10(h)(3),
        10(h)(4).......  Not Applicable

        10(i)..........  Principal Life Insurance Company Variable Life
                         Separate Account, The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments); General Provisions (Optional Insurance Benefits); Federal Tax Matters

        11.............  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Appendix

        12(a)..........  Cover page

        12(b)..........  Not Applicable

        12(c)..........  Principal Life Insurance Company Variable Life
                         Separate Account

        12(d)..........  Distribution of the Policy

        12(e)..........  Principal Life Insurance Company Variable Life
                         Separate Account

        13(a)..........  Principal Life Insurance Company Variable Life
                         Separate Account; Charges and Deductions

        13(b), 13(c),
        13(d), 13(e),
        13(f), 13(g)...  Summary (Charges and Deductions); Charges and
                         Deductions

        14.............  The Policy (To buy a Policy); Distribution of the
                         Policy

        15.............  Summary (Premiums); The Policy (Payment of Premiums;
                         Premium Limitations; Allocation of Initial Premiums)

        16.............  Summary (The Policy); Principal Life Insurance Company
                         Variable Life Separate Account; The Policy (Policy Values); General Provisions (Addition, Deletion or Substitution of Investments)

        17(a), 17(b),
        17(c)..........  Captions referenced under Items 10(c), 10(d), 10(e), and 10(i) above

        18(a)..........  Summary (Policy Value); The Policy (Policy Values)

        18(b)..........  Summary (Policy Value); The Policy (Policy Values)

        18(c)..........  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans; Loan Account)

        18(d)..........  Not Applicable

        19.............  Other Matters (Voting Rights; Statement of Values)

        20(a), 20(b)...  Principal Life Insurance Company Variable Life
                         Separate Account; General Provisions (Addition, Deletion or Substitution of Investments); Other Matters (Voting Rights)

        20(c), 20(d),
        20(e), 20(f)...  Not Applicable

        21(a), 21(b)...  Summary (Policy Loans); The Policy (Policy Values;
                         Policy Loans)

        21(c)..........  Summary (Policy Value; Policy Loans); The Policy
                         (Policy Values; Policy Loans)

        22.............  General Provisions (The Contract; Incontestability)

        23.............  Not Applicable

        24.............  Summary

        25.............  The Company

        26.............  Summary (Investment Account); The Policy (Division
                         Transfers)

        27.............  The Company

        28.............  Executive Oficers (Other than Directors); Directors)
                         Principal Life Insurance Company

        29.............  The Company

        30.............  Not Applicable

        31.............  Not Applicable

        32.............  Not Applicable

        33.............  Not Applicable

                   PRINCIPAL BENEFIT VARIABLE UNIVERSAL LIFE

                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                  This prospectus is dated__________________.


The Principal Benefit Variable Universal Life Insurance Policy (the "Policy") is issued by Principal Life Insurance Company (the "Company").

This Policy is for use by corporations, employers, trusts, associations or similar entities. The Policy is designed for financing non-qualified executive deferred compensation plans, salary continuation plans, post-employment benefits or other similar purposes. As in the case of other life insurance policies, it may not be in your best interest to buy this Policy as a replacement for, or in addition to, existing insurance coverage.The Policy involves investment risk, including possible loss of principal.


This prospectus provides information that you should know before buying a Policy. It is accompanied by a current prospectus for the underlying mutual funds that are available as investment options under the Policy. Please read these prospectuses carefully and keep them for future reference.


The Securities and Exchange Commission ("SEC") has not approved of disapproved this security or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


The Policy offered by this prospectus may not be available in all states. This prospectus is not an offer to sell or solicitation of an offer to buy the Policy in states in which the offer or solicitation may not be lawfully made. No person is authorized to give any information or to make any representation in connection with this Policy other than those contained in this prospectus.


                                                                       1



                               TABLE OF CONTENTS


GLOSSARY................................................................

SUMMARY.................................................................

THE COMPANY.............................................................

PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT.........

THE FUNDS...............................................................

THE POLICY..............................................................

DEATH BENEFITS AND RIGHTS...............................................

CHARGES AND DEDUCTIONS..................................................

POLICY TERMINATION AND REINSTATEMENT....................................

OTHER MATTERS...........................................................

GENERAL PROVISIONS......................................................

OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION..............

EXECUTIVE OFFICERS OF PRINCIPAL LIFE INSURANCE COMPANY (OTHER THAN DIRECTORS)

DIRECTORS OF PRINCIPAL LIFE INSURANCE COMPANY...........................

DISTRIBUTION OF THE POLICY..............................................

STATE REGULATION........................................................

FEDERAL TAX MATTERS.....................................................

GENERAL INFORMATION.....................................................

FINANCIAL STATEMENTS....................................................

APPENDIX A - INVESTMENT DIVISIONS.......................................

APPENDIX B - ILLUSTRATIONS..............................................

APPENDIX C - TARGET PREMIUMS............................................

APPENDIX D - APPLICABLE PERCENTAGES (for Life Insurance Definition Test)

2

                                    GLOSSARY


ADJUSTMENT - change to the Policy resulting from an increase or decrease in total face amount or a change in smoking status, death benefit option, rating or riders.


ADJUSTMENT DATE - the monthly date on or next following the Company's approval of a requested adjustment.


ATTAINED AGE - the insured's issue age plus the number of full policy years since the policy date.


BUSINESS DAY - any date that the New York Stock Exchange ("NYSE") is open for trading and trading is not restricted.


DIVISION - a part of the separate account which invests in shares of a corresponding mutual fund.


EFFECTIVE DATE - the date on which all requirements for issuance of a Policy have been satisfied.


GENERAL ACCOUNT - assets of the Company other than those allocated to any of our separate accounts.


INSURED - the person named as the "insured" on the application for the Policy. The insured may or may not be the owner of the Policy.


LOAN ACCOUNT - that part of the dollar amount in the policy value that reflects the total loan indebtedness.


MONTHLY DATE - the day of the month which is the same day as the policy date.
     Example: If the policy date is May 5, 2003, the first monthly date is June
           5, 2003.

MONTHLY POLICY CHARGE - the amount subtracted from the policy value on each monthly date equal to the sum of the cost of insurance and of additional benefits provided by any rider plus the asset based charge in effect on the monthly date.


NET POLICY VALUE - the policy value minus any outstanding policy loans and unpaid loan interest.


NET PREMIUM - the gross premium less the deductions for the premium expense charge. It is the amount of premium allocated to the divisions.


NET SURRENDER VALUE - surrender value minus any outstanding policy loans and unpaid loan interest.

NOTICE - any form of communication that we receive that provides the information we need which may be in writing sent to us by mail or by facsimile or by calling the service office.

OWNER - the party which owns all the rights and privileges of this Policy.


POLICY DATE - the date from which monthly dates, policy years and policy anniversaries are determined.


POLICY FACE AMOUNT - the insurance benefit provided by the Policy without any riders.


POLICY MONTH - any one-month period beginning on the monthly date.
     Example: The monthly date is May 5, 2003, the first policy month ends on June 4, 2003.

POLICY VALUE - an amount equal to the division value(s) plus the loan account value.


                                                                       3



POLICY YEAR - the one-year period beginning on the policy date and ending one day before the policy anniversary and any subsequent one year period beginning on a policy anniversary.
     Example: If the policy date is May 5, 2003, the first policy year ends on May 4, 2004. The first policy anniversary falls on May 5, 2004.

PREMIUM EXPENSE CHARGE - the charge deducted from premium payments to cover a sales charge, state and local premium taxes and federal taxes.


PRORATED BASIS - is the proportion that the value of a particular division bears to the total value of all divisions.


SERVICE OFFICE - Principal Financial Group Service Center
          P.O.Box 724447
          Atlanta GA 31139
          Phone: 1-888-737-3855
          Fax: 1-770-690-1900

SURRENDER VALUE - an amount equal to the policy value minus any surrender charges. The surrender value also includes any value provided by a rider benefit.


TARGET PREMIUM - a premium amount used to determine any applicable premium expense charge and surrender charge under a Policy.


TOTAL FACE AMOUNT - policy face amount plus face amount of the supplemental benefit rider, if any.



UNDERLYING MUTUAL FUND - a registered open-end investment company, or a separate division or portfolio thereof, in which a division invests.


UNIT - the accounting measure used to calculate the value of the divisions.


VALUATION PERIOD - the period begins at the close of normal trading on the NYSE, generally 4:00 p.m. E.T., on each business day and ends at the close of normal trading of the NYSE on the next business day.


WRITTEN REQUEST - actual delivery to the Company or the service office of a written notice or request, signed and dated, on a form we supply or approve.

4

SUMMARY


This prospectus describes a flexible variable universal life policy offered by the Company. This is a brief summary of the Policy's features. More detailed information follows later in this prospectus.


THE POLICY
The Policy is designed to provide:
.. insurance protection;
.. a death benefit payable at the death of the insured;
.. flexibility in:
  . the amount and frequency of premium payments (subject to certain limitations); and
  . the amount of life insurance proceeds payable under the Policy;
.. policy loans; and
.. a net surrender value which may be accessed by a partial or full surrender of the Policy.

Net premium payments are allocated to divisions. All divisions may not be available in all states. A current list of divisions available in your state may be obtained from a sales representative or the Company.


Each division invests in shares of an underlying mutual fund. More detailed information about the underlying mutual funds may be found in the current prospectus for each underlying mutual fund.


The underlying mutual funds are NOT available to the general public directly. The underlying mutual funds are available only as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies and qualified plans. Some of the underlying mutual funds have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and of any underlying mutual fund may differ substantially.


The following divisions are currently available (subject to state availability):

DIVISION                                                         DIVISION
 AIM V.I. Aggressive Growth                                  JPMorganBond
 AIM V.I. International Growth                           JPMorganSmallCap
 AIM V.I. Premier Equity                             MFSVITEmergingGrowth
 American Century VP Income &                          MFSVITMidCapGrowth
Growth
 American Century VP International                     MFSVITNewDiscovery
 American Century VP Value                                    MFSVITValue
 American Century VP Ultra                     NeubergerBermanAMTGuardian


 Berger IPT MidCap Value                                             Bond
 Dreyfus VIF Appreciation                                    CapitalValue
 Dreyfus DIP Core Value                                      EquityGrowth
 Dreyfus VIF Small Cap                               GovernmentSecurities
 Dreyfus VIF Quality Bond                                          Growth
 Dreyfus Socially Responsible                               International
Growth
 DIP Founders Discovery                             InternationalSmallCap
 DIP Founders Growth                                        LargeCapBlend
 Fidelity VIP II Asset Manager                             LargeCapGrowth
 Fidelity VIP II Contrafund                                 LargeCapValue
 Fidelity VIP Equity-Income                                        MidCap
 Fidelity VIP Growth                                         MidCapGrowth
 Fidelity VIP High Income                              MidCapGrowthEquity
 Fidelity VIP MidCap                                          MidCapValue
 Franklin Income Securities                                   MoneyMarket
 Franklin Mutual Discovery                                     RealEstate
 Franklin Mutual Shares                                          SmallCap
 Franklin Rising Dividends                                 SmallCapGrowth
 Franklin Small Cap Value                                   SmallCapValue
Securities
 INVESCO VIF - Core Equity                          PutnamVTGrowth&Income
 INVESCO VIF - Dynamics                       PutnamVTInternationalGrowth


 INVESCO VIF - Health Sciences                            PutnamVTVoyager
 INVESCO VIF - Small Company Growth                   VanguardVIFBalanced
 INVESCO VIF - Technology                          VanguardVIFEquityIndex
 Janus Aspen Aggressive Growth                     VanguardVIFMidCapIndex
 Janus Aspen Balanced                         WellsFargoVTAssetAllocation


 Janus Aspen Core Equity                         WellsFargoVTEquityIncome
 Janus Aspen Flexible Income               WellsFargoVTLargeCompanyGrowth


 Janus Aspen International Growth
 Janus Aspen Strategic Value
 Janus Aspen Worldwide Growth




                                                                       5



PREMIUMS
Within certain limits, you may select the amount and frequency of premium payments.

POLICY VALUE
The policy value is:
.. the value(s) of the policy division(s)
.. plus the value of the loan account.
It is possible that the investment performance could cause a loss of the entire amount allocated to the divisions. Without additional premium payments or a death benefit guarantee rider, it is possible that no death benefit would be paid upon the insured's death.

TRANSFERS
Amounts may be transferred between the divisions.

POLICY LOANS
Loans may be taken against the policy value any time the Policy has a net surrender value. The minimum amount of a loan is $500. The maximum amount of a loan is 90% of the net surrender value.

LOAN ACCOUNT
When a policy loan is taken, a loan account is established. Interest is charged on the policy loan. An amount equal to the amount of the policy loan is redeemed from the divisions and the proceeds are transferred to the loan account. The loan account earns interest.

SURRENDERS (FULL AND PARTIAL)

Full Surrender
--------------
.. The Policy may be surrendered and the net surrender value paid to the owner. .. We calculate the net surrender value as of the business day we receive the written surrender request.

Partial Surrender
-----------------
.. After the first policy year, a Policy may be partially surrendered and the proceeds paid to the owner.
.. The minimum amount of partial surrender is $500.
.. The amount surrendered may not be greater than 90% of the net surrender value. .. The total face amount may be reduced by the amount of the partial surrender
  (and any transaction fee).


                                                                       7



Preferred Partial Surrender (available if Death Benefit Option 1 is in effect)
------------------------------------------------------------------------------
.. In any policy year, 5% of the net surrender value as of the end of the prior policy year may be surrendered without a resulting decrease in the total face amount.
.. Any amount surrendered in excess of 5% may cause a reduction in the total face amount.
.. The 5% preferred partial surrender privilege is not cumulative from year-to-year.

CHARGES AND DEDUCTIONS

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy. The first table describes the fees and expenses that you will pay at the time that you buy the Policy, surrender the Policy, or transfer cash value between investment options.

                               TRANSACTION FEES
 ------------------------------------------------------------------------------
         CHARGE            WHEN CHARGE IS DEDUCTED         AMOUNT DEDUCTED
 ------------------------------------------------------------------------------
  Maximum Sales Charge
  Imposed on Premiums
  up to Target Premium    from each premium paid       6.50% of premium paid
  - all years
 ------------------------------------------------------------------------------
  Maximum Sales Charge
  Imposed on Premiums
  over Target Premium -
  years 1-5 (after        from each premium paid       5.00% of premium paid
  issue or adjustment)
 ------------------------------------------------------------------------------
  Maximum Sales Charge
  Imposed on Premiums
  over Target Premium -
  years 6 and later
  (after issue or         from each premium paid       6.50% of premium paid
  adjustment)
 ------------------------------------------------------------------------------
  Premium Taxes
  (federal, state and     from each premium paid       3.45% of premium paid
  local)
 ------------------------------------------------------------------------------
  Maximum Deferred        from surrender proceeds      75% of target premium
  Sales Charge*
 ------------------------------------------------------------------------------
                          from each partial
                          surrender after the 2nd      $25 per partial
  Other Surrender Fee     partial surrender in a       surrender
                          policy year
 ------------------------------------------------------------------------------
                          upon each unscheduled        currently zero but we
                          transfer after the first     reserve the right to
  Transfer Fees           unscheduled transfer in a    impose a transfer fee of
                          policy month.                no more than $25
 ------------------------------------------------------------------------------
   * Deferred sales charges (surrender fees) decline over time.

                    DEFERRED SALES CHARGE (AS % OF TARGET PREMIUM)
    ------------------------------------------------------------------
     POLICY YEAR     AGES 20-65*      AGES 66-70*       AGES 71-75*
    ------------------------------------------------------------------
    1                    75               75                55
    ------------------------------------------------------------------
    2                    75               70                50
    ------------------------------------------------------------------
    3                    75               65                45
    ------------------------------------------------------------------
    4                    70               60                40
    ------------------------------------------------------------------
    5                    60               50                35
    ------------------------------------------------------------------
    6                    50               45                30
    ------------------------------------------------------------------
    7                    40               35                25
    ------------------------------------------------------------------
    8                    30               30                20
    ------------------------------------------------------------------
    9                    20               20                15
    ------------------------------------------------------------------
    10                   10               10                 5
    ------------------------------------------------------------------


              * Age at issue or adjustment

8

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including underlying mutual fund fees and expenses.

    PERIODIC CHARGES OTHER THAN UNDERLYING MUTUAL FUND OPERATING EXPENSES
 ------------------------------------------------------------------------------
                         WHEN CHARGE
         CHARGE          IS DEDUCTED               AMOUNT DEDUCTED
 ------------------------------------------------------------------------------
  Cost of Insurance*:
 ------------------------------------------------------------------------------
                                       $0.02 increasing to $83.33 per $1,000 of
  Minimum and Maximum                  total face amount (equivalent to $0.25
  Charge                   monthly     increasing to $1,000 per $1,000 per
                                       year)
 ------------------------------------------------------------------------------
  Charge for a
  representative Policy
  owner                                $0.07 increasing to $83.33 per $1,000 of
  (45-year old male                    total face amount (equivalent to $0.83
  with a risk                          increasing to $1,000 per $1,000 per
  classification of        monthly     year)
  preferred non-smoker)
 ------------------------------------------------------------------------------
                                       equivalent to:
  Asset Based Charge       monthly      . policy years 1-10: 0.40% per year
                                        . after policy year 10: 0.30% per year
 ------------------------------------------------------------------------------
  Accounting Benefit       monthly     equivalent to $0.10 per $1,000 per year
  Rider
 ------------------------------------------------------------------------------
  Policy loan interest
  as a percentage of
  loan balance (applies                policy years 1-10: 5.0% per year
  only if policy loan       daily      after policy year 10: 4.3% per year
  outstanding)
 ------------------------------------------------------------------------------

  * The cost of insurance charge varies based on individual characteristics (the gender, issue age and age at adjustment, duration since issue and since adjustment, smoking status, and risk classification of the insured) and the charge shown in the table may not be representative of the charge that a particular policy owner will pay. You may obtain more information about the particular cost of insurance charge that would apply to you from your registered representative or by phoning 1-800-247-9988.


The next table describes the underlying mutual fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds. More detail concerning the fees and expenses of each underlying mutual fund is contained in the prospectus for each underlying mutual fund.


Annual Underlying Mutual Fund Operating Expenses (expenses that are deducted from underlying mutual fund assets) as of December 31, 2001.

                                  MANAGEMENT FEES     12B-1     OTHER EXPENSES                   TOTAL EXPENSES
 UNDERLYING MUTUAL FUNDS        AFTER REIMBURSEMENT   FEES    AFTER REIMBURSEMENT           AFTER REIMBURSEMENT/(1)/
 -----------------------        -------------------   -----   -------------------           ------------------------
 AIM V.I. Aggressive Growth
 Division                              0.80%           N/A           0.41%                                              1.21%
 AIM V.I. International Growth
 Division                              0.73            N/A           0.32                                               1.05
 AIM V.I. Premier Equity               0.60            N/A           0.25                                               0.85
 American Century VP Income &
 Growth                                0.70           0.25           0.00                                               0.95
 American Century VP
 International                         1.19           0.25           0.00                                               1.44
 American Century VP Ultra             0.90           0.25           0.00                                               1.15
 American Century VP Value             0.86           0.25           0.00                                               1.11
 Berger IPT MidCap Value               0.75           0.25           0.33                                               1.20/(4)/
 Dreyfus DIP Core Value                0.75           0.25           0.00                                               1.00
 Dreyfus VIF Appreciation              0.75           0.25           0.10                                               1.10
 Dreyfus VIF Quality Bond              0.65           0.25           0.11                                               1.01
 Dreyfus VIF Small Cap                 0.75           0.25           0.11                                               1.11
 Dreyfus Socially Responsible
 Growth                                0.75           0.25           0.09                                               1.09
 DIP Founders Discovery                0.90           0.25           0.62                                               1.50
 DIP Founders Growth                   0.75           0.25           0.40                                               1.00
 Fidelity VIP II Asset Manager         0.53           0.25           0.12                                               0.90/(2)/
 Fidelity VIP II Contrafund            0.58           0.25           0.11                                               0.94/(2)/
 Fidelity VIP Equity-Income            0.48           0.25           0.11                                               0.84/(2)/
 Fidelity VIP Growth                   0.58           0.25           0.10                                               0.93/(2)/
 Fidelity VIP High Income              0.58           0.25           0.15                                               0.98/(2)/
 Fidelity VIP MidCap                   0.58           0.25           0.11                                               0.94/(2)/
 Franklin Income Securities            0.49           0.25           0.04                                               0.78
 Franklin Mutual Discovery             0.80           0.25           0.22                                               1.27
 Franklin Mutual Shares
 Securities                            0.60           0.25           0.19                                               1.04
 Franklin Rising Dividends             0.74           0.25           0.02                                               1.01
 Franklin Small Cap Value
 Securities                            0.57           0.25           0.20                                               1.02
 INVESCO VIF - Core Equity             0.75            N/A           0.34                                               1.09/(2)/
 INVESCO VIF - Dynamics                0.75            N/A           0.33                                               1.08/(2)/
 INVESCO VIF - Health Sciences         0.75            N/A           0.31                                               1.06/(2)/
 INVESCO VIF - Small Company
 Growth                                0.75            N/A           0.50                                               1.25/(2)/
 INVESCO VIF - Technology              0.75            N/A           0.32                                               1.07/(2)/
 Janus Aspen Aggressive Growth         0.65           0.25           0.02                                               0.92/(3)/
 Janus Aspen Balanced                  0.65           0.25           0.01                                               0.91/(3)/
 Janus Aspen Core Equity               0.65           0.25           0.40                                               1.30/(3)/
 Janus Aspen Flexible Income           0.64           0.25           0.02                                               0.91/(3)/
 Janus Aspen International
 Growth                                0.65           0.25           0.06                                               0.96/(3)/
 Janus Aspen Strategic Value           0.65           0.25           0.70                                               1.50/(3)/
 Janus Aspen Worldwide Growth          0.55           0.25           0.04                                               0.94/(3)/
 JP Morgan Bond                        0.30            N/A           0.45                                               0.75
 JP Morgan SmallCap                    0.60            N/A           0.55                                               1.15
 MFS VIT Emerging Growth               0.75           0.25           0.12                                               1.12/(2)/
 MFS VIT MidCap Growth                 0.75           0.25           0.15                                               1.15/(2)/
 MFS VIT New Discovery                 0.90           0.25           0.16                                               1.31/(2)/
 MFS VIT Value                         0.75           0.25           0.15                                               1.15/(2)(4)/
 Neuberger Berman AMT Guardian         0.85           0.25           0.13                                               1.23
 Principal VCF Bond                    0.49            N/A           0.01                                               0.50
 Principal VCF Capital Value           0.60            N/A           0.01                                               0.61
 Principal VCF Equity Growth           0.74            N/A           0.01                                               0.75
 Principal VCF Government
 Securities                            0.48            N/A           0.01                                               0.49
 Principal VCF Growth                  0.60            N/A           0.01                                               0.61
 Principal VCF International           0.85            N/A           0.07                                               0.92
 Principal VCF International
 SmallCap                              1.20            N/A           0.21                                               1.41
 Principal VCF LargeCap Blend          0.75            N/A           0.25                                               1.05/(4)/
 Principal VCF LargeCap Growth         1.10            N/A           0.07                                               1.17
 Principal VCF LargeCap Value          0.75            N/A           0.11                                               0.86/(4)/
 Principal VCF MidCap                  0.61            N/A           0.01                                               0.62
 Principal VCF MidCap Growth           0.90            N/A           0.07                                               0.97
 Principal VCF MidCap Growth
 Equity                                0.75            N/A           0.35                                               1.10
 Principal VCF MidCap Value            1.05            N/A           0.31                                               1.36
 Principal VCF Money Market            0.48            N/A           0.02                                               0.50
 Principal VCF Real Estate             0.90            N/A           0.02                                               0.92
 Principal VCF SmallCap                0.85            N/A           0.15                                               1.00
 Principal VCF SmallCap Growth         1.00            N/A           0.05                                               1.05
 Principal VCF SmallCap Value          1.10            N/A           0.14                                               1.24
 Putnam VT Growth & Income             0.46           0.25           0.04                                               0.75
 Putnam VT International
 Growth                                0.76           0.25           0.18                                               1.19
 Putnam VT Voyager                     0.51           0.25           0.05                                               0.81
 Vanguard VIF Balanced                 0.28            N/A           0.02                                               0.30
 Vanguard VIF Equity Index             0.16            N/A           0.02                                               0.18
 Vanguard VIF MidCap Index             0.24            N/A           0.06                                               0.30
 Wells Fargo VT Asset
 Allocation                            0.49           0.25           0.26                                               1.00/(4)/
 Wells Fargo VT Equity Income          0.32           0.25           0.43                                               1.00
 Wells Fargo VT Large Company
 Growth                                0.54           0.25           0.21                                               1.00/(4)/


/ //(1)/ The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for recordkeeping, marketing and distribution services.
/ //(2)/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.
/ //(3)/ All expenses are shown without the effect of any expense offset arrangements.
/ //(4)/ Expenses for this fund are estimated for 2002.


.. Some underlying mutual funds are subject to fee waivers and expense reimbursements. The following chart shows

                                           MANAGEMENT FEES     12B-1     OTHER EXPENSES             TOTAL EXPENSES
 UNDERLYING MUTUAL FUNDS                 BEFORE REIMBURSEMENT  FEES   BEFORE REIMBURSEMENT     BEFORE REIMBURSEMENT/(1)/
 -----------------------                 --------------------  -----  --------------------     -------------------------
 Dreyfus DIP Core Value                          0.75          0.25           0.27                                          1.27/(2)
 DIP Founders Discovery                          0.90          0.25           0.62                                          1.77/(2)
 DIP Founders Growth                             0.75          0.25           0.40                                          1.40/(2)
 Franklin Rising Dividends                       0.75          0.25           0.02                                          1.02/(3)
 Franklin Small Cap Value Securities             0.60          0.25           0.20                                          1.05/(3)
 INVESCO VIF - Small Company Growth              0.75           N/A           0.54                                          1.29/(4)
 Janus Aspen Strategic Value                     0.65          0.25           0.70                                          1.60/(2)
 MFS VIT MidCap Growth                           0.75          0.25           0.20                                          1.20/(6)
 MFS VIT New Discovery                           0.90          0.25           0.19                                          1.34/(6)
 MFS VIT Value                                   0.75          0.25           0.44                                          1.44/(6)
 Principal VCF MidCap Growth Equity              1.00           N/A           0.35                                          1.35/(5)
 Wells Fargo VT Asset Allocation                 0.55          0.25           0.26                                          1.06/(2)
 Wells Fargo VT Equity Income                    0.55          0.25           0.43                                          1.23/(2)
 Wells Fargo VT Large Company Growth             0.55          0.25           0.21                                          1.01/(2)

/ //(1)/ The Company and Princor Financial Services Corporation may receive a portion of the underlying fund expenses for recordkeeping, marketing and distribution services.
/ //(2) /This a contractual waiver through December 31, 2002.
/ //(3) /The manager agreed in advance to reduce its fees to reflect reduced services from the Fund's investment in a Franklin Templeton money fund, as required by the Board and an SEC order.
/ //(4)/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.
/ //(5) /This a voluntary waiver.
/ //(6)/ All expenses are shown without the effect of any expense offset arrangements.
/ //(7) /This a contractual waiver through May 1, 2003.
/ //(8)/ Expenses for this fund are estimated for 2002.

DEATH BENEFITS AND PROCEEDS
The death proceeds are paid to the beneficiary(ies) when the insured dies. Death proceeds are calculated as of the date of death of the insured. The amount of the death proceeds is:
.. the death benefit plus interest (as explained in DEATH PROCEEDS AND RIGHTS -
  Death Proceeds);
.. minus outstanding policy loans and unpaid loan interest;
.. minus any overdue monthly policy charges (Overdue monthly policy charges arise when a policy is in a grace period and the net policy value is insufficient to cover the sum of the cost of insurance and of additional benefits provided by any rider plus the asset based charge.).

The Policy provides for three death benefit options. A death benefit option is elected on the application. Subject to certain conditions, the death benefit option may be changed after the Policy has been issued. Death proceeds are paid in cash or applied under a benefit payment option. We pay interest on the death proceeds as required by state law.


MATURITY PROCEEDS
If the insured is living on the maturity date (shown on your current data pages), we will pay the owner an amount equal to the net surrender value. The Policy then terminates. Maturity proceeds are paid in cash lump sum or applied under a benefit payment option.



ADJUSTMENT OPTIONS
The total face amount may be increased or decreased. The minimum amount of an increase is $10,000 and is subject to our underwriting guidelines in effect at the time the increase is requested. A decrease in total face amount may be requested:
.. on or after the first policy anniversary; and .. if the request does not decrease the total face amount below $100,000.

TERMINATION AND REINSTATEMENT
The Policy terminates:
.. upon a full policy surrender;
.. when death proceeds are paid;
.. when maturity proceeds are paid; or
.. if sufficient premium payments are not made before the expiration of a 61-day grace period.
Subject to certain conditions, a Policy that terminated because of insufficient policy value may be reinstated.

EXAMINATION PERIOD (FREE-LOOK PROVISION)
.. The Policy may be returned during the examination period that is generally 10 days but may be longer in certain states.
.. Based on state law, we return either all premiums paid or the net policy value.

THE COMPANY

The Company is a stock life insurance company with its home office at: Principal Financial Group, Des Moines, Iowa 50306. It is authorized to transact life and annuity business in all of the United States and the District of Columbia. The Company is a wholly owned subsidiary of Principal Financial Services, Inc., which in turn, is a directly wholly owned subsidiary of Principal Financial Group, Inc.

On June 24, 1879, the Company was incorporated under Iowa law as a mutual life insurance company named Bankers Life Association. It changed its name to Bankers Life Company in 1911 and then to Principal Mutual Life Insurance Company in 1986. The name change to Principal Life Insurance Company and reorganization into a mutual holding company structure took place in 1998. Effective October 26, 2001, Principal Mutual Holding Company converted to a stock company and Principal Financial Group, Inc. completed its initial public offering.


PRINCIPAL LIFE INSURANCE COMPANY VARIABLE LIFE SEPARATE ACCOUNT

The separate account was established under Iowa law on November 2, 1987. It was then registered as a unit investment trust with the SEC. This registration does not involve SEC supervision of the investments or investment policies of the separate account.

The income, gains, and losses, whether or not realized, of the separate account are credited to or charged against the separate account without regard to other income, gains, or losses of the Company. Obligations arising from the Policy, including the promise to make benefit option payments, are our general corporate obligations. However, the Policy provides that the portion of the separate account's assets equal to the reserves and other liabilities under the Policy are not charged with any liabilities arising out of any other business of the Company.


The assets of each division invest in a corresponding underlying mutual fund. New divisions may be added and made available. Divisions may also be eliminated from the separate account following SEC approval.


THE FUNDS

The funds are mutual funds registered under the Investment Company Act of 1940 as open-end management investment companies. The funds provide the investment vehicles for the divisions. A full description of the funds, their investment objectives, policies and restrictions, charges and expenses and other operational information is contained in the attached prospectuses (which should be read carefully before investing). Additional copies of these documents are available from a sales representative or our home office.

Appendix A contains a brief summary of the investment objectives of each division.


An Investment Advisor agrees to provide investment advisory services for a specific underlying mutual fund. For these services, the Investment Advisor is paid a fee.


The Company purchases and sells fund shares for the separate account at their net asset value without any sales or redemption charge. The separate account has divisions that correspond to interests in the underlying mutual funds. The assets of each division are separate from the others. A division's performance has no effect on the investment performance of any other division.


THE POLICY


The descriptions that follow are based on provisions of the Policy offered by this prospectus.


TO BUY A POLICY
A completed application and required supplements must be submitted to us through an agent or broker selling the Policy.

The minimum total face amount when the Policy is originally issued is $100,000. We reserve the right to increase or decrease the minimum total face amount. If the minimum total face amount is changed, the new minimum would apply only to Policies issued after the effective date of the change.


To issue a Policy, we require that the insured be age 75 or younger as of the policy date. Other underwriting restrictions may apply.


An applicant for the Policy must:
.. furnish satisfactory evidence of insurability of the insured; and .. meet our insurance underwriting guidelines and suitability rules.

If you want insurance coverage to start at the time the application is submitted, a payment must be sent with the completed application. The amount is shown on the Policy illustration provided by your registered representative. If this amount is submitted with the application, a conditional receipt may be given to you. The receipt acknowledges the initial payment and details any interim conditional insurance coverage.


We reserve the right to reject any application or related premium if we determine that our underwriting guidelines, suitability rules or procedures have not been met.


Policy Date
-----------
If we issue a Policy, a policy date is determined. Policies will not be dated on the 29th, 30th or 31st of any month. Policies that would otherwise be dated on these dates are dated on the 28th of the same month. Policies that are issued on a COD basis and that would otherwise be dated on the 29th, 30th or 31st of a month will be dated on the first day of the following month. The policy date is shown on the current data pages. Current data pages are the most recent Policy specification pages issued to a Policy owner and are located in the Policy.

Upon specific request and our approval, the Policy may be backdated. The policy date may not be more than six months prior to the date of application (or shorter period if required by state law). Payment of at least the monthly policy charges is required for the backdated period. Monthly policy charges are deducted from the policy value for the backdated period.


Effective Date
--------------
The Policy date and the effective date are the same unless:
.. a backdated Policy date is requested; or .. a Policy is applied for on a COD basis (the effective date is the date we received at least the monthly policy charge and all requirements for issuance of the Policy have been satisfied); or
.. application amendments are required (the effective date is the date we receive, review and accept amendments).

The insurance coverage does not take effect until you actually receive the Policy. If the insured was to die before you actually receive the Policy, there is no coverage under the Policy (coverage is determined solely under the terms of conditional receipt, if any).


PAYMENT OF PREMIUMS
The amount and frequency of the premium payments affects the policy value, the net policy value and how long the Policy remains in force. After the initial premium, you may determine the amount and timing of subsequent premium payments within certain restrictions. You must pay premiums to us at:
   Principal Financial Group Service Center
   P.O.Box 724447
   Atlanta GA 31139

Preauthorized withdrawals may be set up on a monthly basis (to allow us automatically to deduct premium payments from a checking or other financial institution account). We send premium reminder notices of the planned periodic premium amount if an annual, semiannual or quarterly premium payment schedule is established. Unscheduled payments may be sent to our service office.


TARGET PREMIUM,
The target premium is based on the gender, if applicable, age and risk classification of the insured (see APPENDIX C - TARGET PREMIUM). The target premium is a calculated premium amount used to determine the premium expense charge and the surrender charge. The target premium is not required to be paid. Payment of a required minimum premium provides for the Death Benefit Guarantee Rider (as described in GENERAL PROVISIONS - Optional Insurance Benefits).

PREMIUM LIMITATIONS
In no event may the total of all premiums paid, both scheduled and unscheduled, be more than the current maximum premium payments allowed for life insurance under the Internal Revenue Code (the "Code"). If a premium payment is made that would result in total premiums exceeding the current maximum limitation, we only accept that portion of the payment that makes total premiums equal the maximum. Unless otherwise directed, any excess will be returned and no further premiums accepted until allowed by the current maximum premium limitations.

EXAMINATION PERIOD (FREE-LOOK PROVISION)
Under state law, the Policy may be returned for any reason during the examination period. The request and the Policy must be mailed to us or returned to the agent no later (as determined by the postmark) than the last day of the examination period as shown below.

The examination period is the later of:
.. 10 days after the Policy is delivered to you; and .. such later date as specified by applicable state law.

NOTE: If the purchase of this Policy is a replacement for another life insurance policy or an annuity contract, different examination periods may apply. In those states which require return of premium, we reserve the right to retain the initial net premium payment in the Money Market division longer than 10 days to correspond to the examination period of a particular state's replacement requirements.

ALLOCATION OF INITIAL PREMIUMS
We allocate initial net premiums on the later of the policy date or the effective date.

Certain states require that the premium be refunded if the Policy is returned during the examination period. If the Policy is issued in one of those states, the initial net premium is allocated to the Money Market division on the later of the policy date or the effective date. After the examination period, the initial net premium is re-allocated to the divisions according to your instructions. If the day following the examination period is not a business day, the transfer will occur on the next business day.
     Example: If the examination period is 10 days and the effective date of the Policy is February 1st, at the close of business on February 11th, the net premium is reallocated to the division(s) that you selected.

If the Policy is issued in a state which does not require refund of premiums paid, the initial net premium is allocated to the divisions on the later of the policy date or the effective date. States which do not require refund of premiums paid are: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Florida, Iowa, Kansas, Oregon, South Dakota, Tennessee, Washington, Wisconsin and Wyoming. Different rules may apply if this Policy is a replacement for another life insurance policy or an annuity contract.


Allocations are made to the divisions according to your instructions. The total of all the percentages for the divisions must equal 100. The percentage allocation for future premium payments may be changed, without charge, at any time by:
.. sending a notice to our service office;
.. calling us (if telephone privileges apply (1-888-737-3855)); or
.. faxing the notice to us (1-770-690-1900).
The allocation changes are effective at the end of the valuation period in which the new instructions are received.

NOTE: See GENERAL PROVISIONS - Delay of Payments.

POLICY VALUES
The policy value is equal to the sum of the values in the divisions and loan account (see THE POLICY - Loan Account). The policy value also reflects premium payments, partial surrenders, transaction charges, policy loans and the policy expenses deducted from the divisions.

There is no guaranteed minimum division value. Its value reflects the investment experience of the division. It is possible that the investment performance could cause a loss of the entire amount allocated to the division. Without additional premium payments or a rider, it is possible that no death benefit would be paid upon the insured's death.

At the end of any valuation period, the Policy's value in a division is:
.. the number of units in the division attributable to the Policy
.. multiplied by the value of a unit in the division.

The number of units is the total of units purchased by allocations to the division from:
.. the initial premium payment (less premium expense charges);
.. plus subsequent premium payments (less premium expense charges);
.. plus transfers from another division
minus units sold:
.. for partial surrenders from the division;
.. as part of a transfer to another division or the loan account; and .. to pay monthly policy charges and any transaction fees.

Unit values are calculated each business day. To calculate the unit value of a division, the unit value from the previous business day is multiplied by the division's net investment factor for the current valuation period. The number of units does not change due to a change in unit value.


The net investment factor measures the performance of each division. The net investment factor for a valuation period is calculated as follows:

  [{the share price of the underlying mutual fund at the end of the valuation period before that day's transactions
                                      plus
the per share amount of the dividend (or other distribution) made by the mutual fund during the valuation period}
                                   divided by
    the share price of the underlying mutual fund at the end of the previous valuation period after that day's transactions].

When an investment owned by an underlying mutual fund pays a dividend, the dividend increases the net asset value of a share of the underlying mutual fund as of the date the dividend is recorded. As the net asset value of a share of an underlying mutual fund increases, the unit value of the corresponding division also reflects an increase. Payment of a dividend under these circumstances does not increase the number of units in the division attributable to the Policy.


DIVISION TRANSFERS
An unscheduled transfer may be requested or a periodic transfer established by:
.. sending the notice to our service office;
.. calling us (if telephone privileges apply (1-888-737-3855)); or
.. faxing the notice to us (1-770-690-1900).

The dollar amount or percentage to transfer from and to each division must be specified. The transfer is made, and the values determined, as of the end of the valuation period in which we receive the request. In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner. We also reserve the right to modify or revoke transfer privileges (see GENERAL PROVISIONS - Market Timing Disclosure).


Unscheduled Transfers
---------------------
Unscheduled transfers among divisions may be made. We reserve the right to impose a transfer fee of up to $25 on each unscheduled transfer after the first unscheduled transfer in a policy month. The fee, if any, is deducted from the divisions according to the allocations used for the monthly policy charge.

Scheduled Transfers (dollar cost averaging (DCA))
-------------------------------------------------
DCA is a program of automatic transfers out of one division into one or more of the other divisions. You choose the investment options and the dollar amount and timing of the transfers. DCA is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. Obviously, the success of this strategy depends on market trends and is not guaranteed.


     Example:

      MONTH          AMOUNT   INVESTED   SHARE   PRICE               SHARES PURCHASED
 January               $       100      $                    25.00                           4
 February              $       100      $                    20.00                           5
 March                 $       100      $                    20.00                           5
 April                 $       100      $                    10.00                          10
 May                   $       100      $                    15.00                           6
 June                  $       100      $                    20.00                           5
 Total                 $       600      $                    18.33                          35
                                         (average price per share)

 $600                   divided by                              35   $                   17.14
                                                (shares purchased)    (average cost per share)
 (amount invested)

In the example above, the average share price is $18.83. The average share cost is $17.14.

Automatic transfers are made on a periodic basis without an additional charge.
.. The amount of the transfer is:
  . the dollar amount selected; or
  . a percentage of the division value as of the date specified (other than the
    29th, 30th or 31st).
.. You select the transfer date (other than the 29th, 30th or 31st) and the transfer frequency (annually, semi-annually, quarterly or monthly).
.. If the selected date is not a business day, the transfer is completed on the next business day.
.. Transfers continue until we receive notice to stop them or the interest in the division has a zero balance.
.. We reserve the right to limit the number of divisions from which simultaneous transfers are made. In no event will it ever be less than two.

AUTOMATIC PORTFOLIO REBALANCING (APR)
APR allows you to maintain a specific percentage of your net policy value in the divisions over time.
     Example: You may choose to rebalance so that 50% of your policy values are in the Bond division and 50% in the Capital Value division. At the end of the specified period, market changes may have caused 60% of the value to be in the Bond division and 40% in the Capital Value division. By rebalancing, units from the Bond division are sold and the proceeds are used to purchase units in the Capital Value division so that 50% of the policy values are once again invested in each division.

APR may be elected at the time of application or after the Policy has been issued. APR transfers:
.. do not begin until the expiration of the examination period;
.. are done without charge;
.. may be done on the specified frequency (monthly, quarterly, semiannual or annual) on a calendar year or policy year basis;
.. may be done by:
  . calling us (if telephone privileges apply (1-888-737-3855)); or
  . mailing the notice to our service office; or
  . faxing the request to us (1-770-690-1900).
.. are made at the end of the next valuation period after we receive the instruction; and
.. are not available if you have scheduled transfers from divisions.

POLICY LOANS
While the Policy is in effect and has a net surrender value, you may borrow money from us with the Policy as the security for the policy loan.
.. The minimum policy loan is $500.
.. The maximum amount you may borrow is 90% of the net surrender value as of the date we process the policy loan.
.. If you elect telephone privileges, you may request a policy loan of $100,000 or less by calling us at 1-888-737-3855. If you do not have telephone privileges or are requesting a policy loan of more than $100,000, the request must be made in writing.
.. Generally, policy loan proceeds are sent within five business days from the date we receive the request (see GENERAL PROVISIONS - Delay of Payments). Loan proceeds are sent to the owner's address of record.

LOAN ACCOUNT
When a policy loan is taken, a loan account is established. Units with a total value equal to the amount of the loan are redeemed from the divisions. The redemption proceeds are transferred to the loan account. You may instruct us on the proportions to redeem from the divisions. If instructions are not provided, the redemptions are taken in the same proportion as the allocation used for the most recent monthly policy charge.

The loan account earns interest from the date of transfer. The loan account interest rate is 4.00% per year. Interest accrues daily. Loan accounts are part of our general account.


Interest is charged on the policy loan. During the first ten policy years, the interest rate is 5.00% per year. After policy year ten, the interest rate is 4.30% per year. If coverage is extended beyond the maturity date, the interest rate is 4.00% per year. Interest accrues daily and is due and payable at the end of the policy year. If interest is not paid when due, it is added to the loan amount. Adding unpaid interest to the loan amount causes additional units to be redeemed from the division(s) and the redemption proceeds transferred to the loan account. Redemptions are made in the same proportions as described above.


Outstanding policy loans and unpaid loan interest reduce the net policy value. If the net policy value is less than the monthly policy charge on a monthly date, the 61-day grace period provision applies (see POLICY TERMINATION AND REINSTATEMENT - Policy Termination).


While the Policy is in force and before the insured dies, policy loans and loan interest may be repaid, in whole or in part, as follows:
.. repayments are allocated to the division(s) in the proportions used for allocation of premium payments; and
.. payments that we receive that are not designated as premium payments are applied as loan repayments if a policy loan is outstanding.

A policy loan generally has a permanent effect on policy values. If a policy loan had not been made, the policy value would reflect the investment experience of the division(s). In addition, outstanding policy loans and unpaid loan interest are subtracted from:
.. death proceeds at the death of the insured;
.. surrender value upon full surrender or termination of a Policy; and .. maturity proceeds payable at maturity.

If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a qualified tax advisor.


SURRENDERS

A request for any surrender must be in writing. The request must be signed by all owners, irrevocable beneficiary(ies), if any, and any assignees.The surrender is effective as of the end of the valuation period during which we receive the written request for surrender.

Total and partial surrenders from the Policy are generally paid within five business days of our receipt of the written request for surrender. Certain delays in payment are permitted (see GENERAL PROVISIONS - Delay of Payments).


Full surrender
--------------
The Policy may be surrendered on or before the maturity date while the Policy is in effect. We will pay the net surrender value at the end of the valuation period during which we receive the surrender request. If the full surrender is within ten years of the policy date or a policy face amount increase, a surrender charge is imposed. No adjustment is made to the net surrender value for monthly policy charges deducted prior to a full surrender.

We reserve the right to require that the Policy be returned prior to making any payment though this does not affect the net surrender value.


Partial surrender
-----------------
After the first policy anniversary and prior to the maturity date, a part of the net surrender value may be surrendered. The minimum amount of a partial surrender is $500. The partial surrender may not be greater than 90% of the net surrender value. A transaction fee of $25 is charged on each partial surrender after the 2nd partial surrender in a policy year. The partial surrender may not decrease the total face amount to less than $100,000. No surrender charge is imposed on a partial surrender.

The policy value is reduced by the amount of the surrender plus any transaction fee(s). We surrender units from the division(s) to equal the dollar amount of the surrender request (plus any transaction fee). The surrender and transaction fee, if any, is deducted from the division(s) according to the specified surrender allocation percentages. If surrender allocation percentages are not specified, we use the monthly policy charge allocation percentages.


If Death Benefit Option 1 is in effect and the death proceeds equal the total face amount, the total face amount is reduced by the amount of the partial surrender that is not deemed to be a preferred partial surrender. If the total face amount had been increased, any reduction of the total face amount is made on a last in, first out basis.



PREFERRED PARTIAL SURRENDER (AVAILABLE IF DEATH BENEFIT OPTION 1 IS IN EFFECT) .. In any policy year, 5% of the net surrender value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount. Any amount surrendered in excess of 5% causes a reduction in the total face amount. The 5% preferred partial surrender privilege is not cumulative from year-to-year.


The maximum preferred partial surrender is equal to (a plus b) not to exceed (c) where:
    (a) is the amount of the surrender (including any transaction fee);
    (b) is the amount of any preferred partial surrenders in the same policy year; and
    (c) is 5% of the net surrender value at the end of the prior policy year (not to exceed $100,000 in any policy year and not to exceed $250,000 over the life of the Policy).

If Death Benefit Option 2 is in effect, there is no reduction in the total face amount upon a partial surrender.


If Death Benefit Option 3 is in effect and the death proceeds equal the total face amount, the total face amount is reduced by the greater of (a) or (b) where:
    (a) is the amount by which the total partial surrenders exceed total premiums paid*; and
    (b) is zero.
If the total face amount had been increased, any reduction of the total face amount is made on a last in, first out basis.
    * Face amount reduction will be less if the face amount has already been reduced due to a prior partial surrender.


DEATH PROCEEDS AND RIGHTS


DEATH PROCEEDS
If the insured dies before the maturity date, we pay death proceeds. We must receive:
.. proof of the death of the insured;
.. Beneficiary's Statement (Claim Form)*
.. Trust Agreement (if the beneficiary is a trust)
  * if the beneficiary is a corporation, the Claim Form must be signed by a corporate officer and submitted with a copy of the Articles of Incorporation or By-Laws indicating the authority of the officer's position and a Board resolution providing the name of the officer currently authorized to execute the Claim Form. The corporation must also submit a Certificate of Good Standing or Certificate of Existence provided by the state of incorporation.


Payment is made to any assignee. The remainder is paid to the named beneficiary(ies) under the designated death benefit option (see GENERAL PROVISIONS - Beneficiary).

The payments are made in cash lump sum or under a benefit option selected by the beneficiary(ies). Death proceeds are calculated as of the date of the insured's death and include:
.. the death benefit described below;
.. minus outstanding policy loans and unpaid loan interest;
.. minus any overdue monthly policy charges if the insured died during a grace period;
.. plus interest on the death proceeds as required by state law.

DEATH BENEFIT OPTION
The death benefit option is selected at the time of application. If a death benefit option is not chosen, the Policy will be issued with Death Benefit Option 1.

The three death benefit options available are:
.. Death Benefit Option 1 - the death benefit equals the greater of:
  . the total face amount; or
  . the amount found by multiplying the policy value by the applicable percentage*.
.. Death Benefit Option 2 - the death benefit equals the greater of:
  . the total face amount plus the policy value; or . the amount found by multiplying the policy value by an applicable percentage*.
.. Death Benefit Option 3 - the death benefit equals the greater of:
  . the total face amount plus the greater of a) premiums paid less partial surrenders or b) zero; or
  . the amount found by multiplying the policy value by an applicable percentage*.
    * The applicable percentage tables are in Appendix D and are based on our interpretation of Section 7702 of the Code as set forth in FEDERAL TAX MATTERS - IRS Definition of Life Insurance.


    Example: The following assumptions are made to demonstrate the use of the Tables found in Appendix D.
           Death Benefit Option: 1
           Face Amount: $750,000
           Policy Value: $650,000
           Definition of Life Insurance Test: Guideline Premium/Cash Value Corridor Test
           Attained Age: 65
           Risk Class: Class A
           Applicable Percentage: 120%
           Death Benefit = $780,000

           If the definition of Life Insurance Test was the Cash Value Accumulation Test, the applicable percentage would be 150.30% (assuming the insured is a male) and the death benefit would be $976,950.

CHANGE IN DEATH BENEFIT OPTION
The death benefit option may be changed prior to the insured's attained age 75. The death benefit option may be changed on or after the first policy anniversary. Up to two changes are allowed per policy year. The request must be made in writing and approved by us. The effective date of the change will be the monthly date that coincides with or next follows our approval. Changing the death benefit option changes the future cost of insurance.

The option may not be changed from Death Benefit Option 1 to Death Benefit Option 3 or from Death Benefit Option 2 to Death Benefit Option 3. We will increase or decrease the total face amount so that the death benefit after the change equals the death benefit immediately before the change.


       CHANGING FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2
 We will decrease the total face amount. The amount of the decrease is equal to the policy value on the effective date of the change. If there have been increases in the total face amount, the decrease of total face amount will be made on a last in, first out basis. Because the death benefit can continue to increase under Death Benefit Option 2, we will require proof of insurability. Cost of insurance charges will likely increase. This example assumes that the policy face amount equals the total face amount.
 --------------------------
-------------------------------------------------------------------------------
   TOTAL FACE AMOUNT            DEATH BENEFIT               POLICY VALUE
-------------------------------------------------------------------------------
   BEFORE THE CHANGE          BEFORE THE CHANGE          BEFORE THE CHANGE
-------------------------------------------------------------------------------
       $1,000,000                $1,000,000                   $50,000
-------------------------------------------------------------------------------
    AFTER THE CHANGE          AFTER THE CHANGE            AFTER THE CHANGE
-------------------------------------------------------------------------------
        $950,000                 $1,000,000                   $50,000
 ($1,000,000 - $50,000)      ($950,000+$50,000)
-------------------------------------------------------------------------------

       CHANGING FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1
 We will increase the total face amount. The amount of the increase is equal to the policy value on the effective date of the change. The total face amount increase will be in the same proportion as the policy face amount to the total face amount. Because the death benefit will not continue to increase under Death Benefit Option 1, no proof of insurability is required.
 Cost of insurance charges will likely decrease. This example assumes that the policy face amount equals the total face amount.
-------------------------------------------------------------------------------
   TOTAL FACE AMOUNT            DEATH BENEFIT               POLICY VALUE
-------------------------------------------------------------------------------
   BEFORE THE CHANGE          BEFORE THE CHANGE          BEFORE THE CHANGE
-------------------------------------------------------------------------------
       $1,000,000                $1,050,000                   $50,000
                            ($1,000,000+$50,000)
-------------------------------------------------------------------------------
    AFTER THE CHANGE          AFTER THE CHANGE            AFTER THE CHANGE
-------------------------------------------------------------------------------
       $1,050,000                $1,050,000                   $50,000
 ($1,000,000 + $50,000)
-------------------------------------------------------------------------------

       CHANGING FROM DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 1
 We will increase the total face amount if the total premiums paid are greater than total partial surrenders (including any transaction fees) as of the effective date of the change. The increase will be in the same proportion as the policy face amount is to the total face amount. Because the death benefit will not continue to increase under Death Benefit Option
 1, no proof of insurability is required. Cost of insurance charges will likely decrease. This example assumes total premiums paid are $30,000, total partial surrenders are $10,000 and the policy face amount equals the total face amount.
 -----------------------------
-------------------------------------------------------------------------------
     TOTAL FACE AMOUNT            DEATH BENEFIT              POLICY VALUE
-------------------------------------------------------------------------------
     BEFORE THE CHANGE          BEFORE THE CHANGE         BEFORE THE CHANGE
-------------------------------------------------------------------------------
        $1,000,000                  $1,020,000                 $50,000
                          ($1,000,000+($30,000-$10,000))
-------------------------------------------------------------------------------
     AFTER THE CHANGE              AFTER THE CHANGE            AFTER THE CHANGE
-----------------------------------------------------------------------------------
        $1,020,000                    $1,020,000                   $50,000
 ($1,000,000 + ($30,000 -
         $10,000))
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                 CHANGING FROM DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 2
 We will either increase or decrease the total face amount by subtracting the policy value from the greater of a) premiums paid less partial surrenders and b) zero. Because the death benefit can continue to increase under Death Benefit Option 2, we will require proof of insurability. Cost of insurance charges will likely increase. This example assumes that total premiums paid are
 $30,000, total partial surrenders are $10,000 and the policy face amount equals the total face amount.
 -------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
            TOTAL FACE AMOUNT                              DEATHBENEFIT                                POLICYVALUE
-----------------------------------------------------------------------------------------------------------------------------------
            BEFORE THE CHANGE                            BEFORETHECHANGE                             BEFORETHECHANGE
-----------------------------------------------------------------------------------------------------------------------------------
               $1,000,000                                   $1,020,000                                   $50,000
                                                  ($1,000,000+($30,000-$10,000))

-----------------------------------------------------------------------------------------------------------------------------------
            AFTER THE CHANGE                              AFTERTHECHANGE                              AFTERTHECHANGE
-----------------------------------------------------------------------------------------------------------------------------------
                $970,000                                    $1,020,000                                   $50,000
   ($1,000,000 + ($30,000 - $10,000) -                  ($970,000+$50,000)
                $50,000)
-----------------------------------------------------------------------------------------------------------------------------------



MATURITY PROCEEDS
The maturity date is the policy anniversary where the insured's attained age is 100 and is shown on your current data pages. If the insured is living on the maturity date and if the Extended Coverage Rider is not present, maturity proceeds equal to the net surrender value are paid. The payment is either a cash lump sum on the maturity date or under the benefit payment option you have selected. After the payment, the Policy then terminates. If the Extended Coverage Rider is present on the Policy, the maturity date will automatically be extended to the date of the insured's death (as explained in GENERAL PROVISIONS
- Optional Insurance Benefits).

ADJUSTMENT OPTIONS
Increase in total face amount
-----------------------------
An increase in total face amount may be requested at any time provided that the monthly policy charges are not being waived under a rider. The minimum increase in total face amount is $10,000.

The request must be made on an adjustment application. The application must be signed by the owner(s) and the insured. If the request is not approved, no changes are made to the Policy.


We will approve the request if:
.. the insured is alive at the time of the request; and .. the attained age of the insured is 75 or less at the time of the request; and .. we receive evidence satisfactory to us that the insured is insurable under our underwriting guidelines in place at the time of the request; and .. the death proceeds minus the policy value do not exceed our maximum limits as defined under our underwriting guidelines then in effect.

The increase in total face amount is in a risk classification determined by us. The adjustment is effective on the monthly date on or next following our approval of the request. No examination period applies to an increase in total face amount.


Any payment made with the adjustment application is held in our general account without interest. If we approve the adjustment, the amount of the premium payment being held minus the premium expense charge is moved to the divisions on the effective date of the adjustment. The current premium allocation percentages are used to make this allocation. Approval of an adjustment can take from one to ninety days.


The cost of insurance charge will increase in the event of an increase in the total face amount. If there is insufficient value to pay the higher charges after an increase in total face amount, the Policy will lapse unless the death benefit guarantee rider is in effect. The entire Policy would be at risk of lapsing, not just the incremental increase in face amount.


Decrease in total face amount
-----------------------------
On or after the first policy anniversary, a decrease in the total face amount may be requested. No transaction fee is imposed on decreases in the total face amount. A decrease in face amount lowers the cost of insurance charges. A decrease is requested as follows:
.. the request must be made on an adjustment application;
.. the application must be signed by the owner(s);
.. monthly policy charges are not being waived under a waiver rider; and .. the decrease may not reduce the total face amount below $100,000.

A decrease may not be allowed if the decrease would cause a refund of premium and/or the distribution of the policy value in order to maintain compliance with the limits required by the Code relating to the definition of life insurance.


CHARGES AND DEDUCTIONS


We make certain charges and deductions to support operation of the Policy and the separate account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while transaction fees are deducted at the time of the transaction.


PREMIUM EXPENSE CHARGE

                                       CURRENT PREMIUM EXPENSE CHARGE (AS A % OF PREMIUM PAID)*
                                       ----------------
 YEARS SINCE ISSUE OR ADJUSTMENT  SALES CHARGE**  STATE AND LOCAL TAXES  FEDERAL TAXES       TOTAL
 -------------------------------  --------------  ---------------------  -------------       -----
 1 through 5                          6.50%               2.20%              1.25%           9.95%
 more than 5 years                    6.50                2.20               1.25            9.95%


    *Deducted from premiums paid in each period. The premium expense charge also applies to premiums attributable to a face amount increase.
    **The sales charge on premiums in excess of Target Premium is reduced to 5.0% in years 1 through 5.

The sales charge is intended to pay us for distribution expenses. These expenses include commissions paid to registered representatives, printing of prospectuses and sales literature, and advertising. Sales charges received in any policy year are not necessarily related to actual distribution expenses incurred in that year. We expect that the majority of the expenses are incurred in the early years of a Policy and that any deficit is made up during the life of the Policy.


If distribution expenses are more than the sales charge (including the sales charge portion of the surrender charge), the deficit is made up from our other assets or surplus in our general account.


MONTHLY POLICY CHARGE
The monthly policy charge is intended to cover certain charges and expenses incurred in connection with the Policy. Deductions are made up of:
.. a charge for the cost of insurance;
.. a charge for any optional benefit added by rider(s); and .. an asset based charge.

On the policy date and each monthly date thereafter, we deduct the monthly policy charge from the policy value. The deduction is made using the current monthly policy charge allocation percentages. The allocation percentages may be:
.. the same as allocation percentages for premium payments;
.. determined on a prorated basis; or
.. determined by any other allocation method which we agree upon.

If you do not designate monthly policy charge allocation percentages, they will be the same as the allocation percentages for premium payments. The total of the allocation percentages must equal 100. Allocation percentages may be changed without charge. A request for an allocation change is effective on the next monthly date after the request is received. If we cannot follow the instructions because of insufficient value in any division, the monthly policy charge is deducted on a prorated basis.


COST OF INSURANCE CHARGE
The monthly cost of insurance charge is (a) multiplied by ((b) minus (c)) where:
    (a) is the cost of insurance rate (described below) divided by 1,000;
    (b) is the death benefit at the beginning of the policy month; and
    (c) is the policy value at the beginning of the policy month calculated as if the monthly policy charge was zero.

Monthly cost of insurance rates can range from $0.04 to $1,000.00 per $1,000 of total face amount.

The cost of insurance rate at issue and for any underwritten total face amount increase is based on the gender*, issue age and age at adjustment, duration since issue and since adjustment, smoking status, and risk classification of the insured. We determine the rate based on our expectation as to investment earnings, expenses, mortality and persistency experience. Changes in the cost of insurance rates apply to all individuals of the same age, gender* and risk classification. The rate for the total face amount will never exceed the rate shown in the Table of Guaranteed Maximum Cost of Insurance Rates in the Policy. The guaranteed maximum cost of insurance rate is based on the gender*, attained age and risk classification of the insured.
  * The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with certain employment related insurance and benefit plans is not based on the gender of the insured.


ASSET BASED CHARGE
The expense risk we assume is that expenses incurred in issuing and administering the Policy are greater than we estimated. The Company expects to make a profit from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

Each month, we deduct a charge for these risks. The annual rate of the charge, as a percentage of the net policy value, is 0.40% in the first ten policy years and 0.30% after the tenth policy year. We reserve the right to increase the annual rate but guarantee that the maximum annual rate will not exceed 0.60%. If we increase the annual rate, the increase will only apply to policies issued on or after the date of the increase.


SURRENDER CHARGE
Surrender charges vary based on the issue age, target premium of the policy and the number of policy years since issue or adjustment. The charge applies only during the first ten policy years unless there is a policy face amount increase. A policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the policy is the sum of the surrender charges for the policy face amount at issue and each policy face amount increase. The surrender charge is not affected by any decrease in policy face amount or any change in policy face amount resulting from a change of death benefit options.

The surrender charge compensates us for expenses relating to the sale of the Policy. These include commissions, advertising and printing of prospectuses and sales literature. The surrender charge also reimburses us for expenses incurred in issuing the Policy. These expenses include processing the application (primarily underwriting) and setting up records. This charge is intended to cover the average anticipated issue expenses for all Policies. There may not be a direct relationship between the amount of the charge for any given Policy and the amount of expenses attributable to that Policy.


The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.


Surrender charge percentage
---------------------------
The surrender charge is (a) multiplied by (b) where:
    (a) is the target premium shown in Appendix B;
    (b) is the percentage shown below which varies by issue age (or age at the time of a face amount increase):

                                     DEFERRED SALES CHARGE (AS % OF TARGET PREMIUM)
    -----------------------------------------------------------------------------------
             POLICY YEAR              AGES 20-65*      AGES 66-70*       AGES 71-75*
    -----------------------------------------------------------------------------------
                  1                       75               75                55
    -----------------------------------------------------------------------------------
                  2                       75               70                50
    -----------------------------------------------------------------------------------
                  3                       75               65                45
    -----------------------------------------------------------------------------------
                  4                       70               60                40
    -----------------------------------------------------------------------------------
                  5                       60               50                35
    -----------------------------------------------------------------------------------
                  6                       50               45                30
    -----------------------------------------------------------------------------------
                  7                       40               35                25
    -----------------------------------------------------------------------------------
                  8                       30               30                20
    -----------------------------------------------------------------------------------
                  9                       20               20                15
    -----------------------------------------------------------------------------------
                  10                      10               10                 5
    -----------------------------------------------------------------------------------

               * Age since issue or adjustment


TRANSACTION CHARGES
A transaction fee of $25 is charged on each partial surrender after the 2nd partial surrender in a policy year. We reserve the right to impose a transfer fee of up to $25 on each unscheduled transfer after the first unscheduled transfer in a policy month.

The transaction fee, if any, and transfer fee, if any, are deducted from the division(s) according to the specified surrender allocation percentages. If surrender allocation percentages are not specified, we use the monthly policy charge allocation percentages.


OTHER CHARGES
The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees and operating expenses for each mutual fund are shown in the section of the Summary entitled Charges and Deductions - Other Charges.

SPECIAL PROVISIONS
Charges and deductions may be reduced for Policies purchased under an arrangement where the size or nature of the group results in savings in sales, underwriting, administration or other costs. Reductions may be available to employees, officers, directors, agents and immediate family members of the group arrangement. Reductions are made under our rules in effect on the date a Policy application is approved and are based on certain criteria (size of group, expected number of participants, anticipated premium payments, total assets under management for the Policy owner).

We may modify, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not discriminate unfairly against any person, including the affected owners and all other policy owners with policies funded with the separate account.


In addition, groups may apply for flexible underwriting. If flexible underwriting is granted, the cost of insurance charge may increase because of higher anticipated mortality experience. Flexible underwriting programs currently available include: batch underwriting, simplified issue underwriting and guaranteed issue underwriting.


POLICY TERMINATION AND REINSTATEMENT


POLICY TERMINATION
If the net policy value on any monthly date is less than the monthly policy charge, a 61-day grace period begins. The grace period begins when we send a notice of pending lapse. The notice:
.. is mailed to your last known post office address;
.. shows the minimum payment required to keep the Policy in force; and .. shows the 61-day period during which we will accept the required payment.

The minimum required payment is (a) plus ((b) divided by (c)) where:
    (a) is the amount by which the net policy value is less than zero before deducting the month policy charge on the monthly date preceding the grace period;
    (b) is three monthly policy charges; and
    (c) is 1 minus the maximum premium expense charge.
The maximum premium expense charge is shown in CHARGES AND DEDUCTIONS - Premium Expense Charge.
     Example:

      Policy Value - $5,000
      Loan Balance - $4,000
      Net Policy Value - $1,000 (Policy Value - Loan Balance)
      Monthly Policy Charge - $1,500
      Maximum Premium Expense Charge - 9.95%

      Minimum required payment is $0 + ((3 x $1,500)/(1 - .0995)) = $4,997.22


This payment is intended to reimburse us for the monthly policy charges during the grace period. To cover past due monthly policy charges, if the grace period ends before we receive the minimum payment, we keep any remaining value in the Policy.


The Policy is in force during a grace period. If we do not receive the required payment, the Policy terminates as of the end of the grace period. If the insured dies during a grace period, policy proceeds are reduced by:
.. all monthly policy charges due and unpaid at the death of the insured; and
.. any outstanding policy loans and unpaid loan interest.

The Policy also terminates when:
.. the Policy is surrendered;
.. death proceeds are paid; or
.. maturity proceeds are paid.
When the Policy terminates, all of the owner's Policy rights and privileges end.

Neither partial surrenders nor policy loans may be made during a grace period.


REINSTATEMENT
Subject to certain conditions, a Policy that terminated because of insufficient policy value may be reinstated. The Policy may only be reinstated:
.. prior to the maturity date and while the insured is alive;
.. upon our receipt of satisfactory evidence of insurability (according to our underwriting guidelines then in effect);
.. if payment of a reinstatement premium is made; and .. if the application for reinstatement is mailed to us within three years of the
  Policy termination (in some states, we must provide a longer period of time for Policy reinstatement).

The reinstatement premium is calculated using the formulas found above in POLICY TERMINATION AND REINSTATEMENT - Policy Termination. If a policy loan or loan interest was unpaid when the Policy terminated, the policy loan must be reinstated or repaid (loan interest is not collected for the period the Policy was terminated).


We do not require payment of monthly policy charges during the period the Policy was terminated. Reinstatement is effective on the next monthly date following our approval of the reinstatement application. Premiums received with the reinstatement application are held in our general account without interest until the reinstatement date. They are allocated to the selected division(s) on the reinstatement date. We will use the premium allocation percentages in effect at the time of termination of the Policy unless you provide new allocation instructions. The reinstated Policy has the same policy date as the original Policy. Your rights and privileges as owner are restored upon reinstatement.


OTHER MATTERS


VOTING RIGHTS
We vote division shares at shareholder meetings of the underlying mutual funds. We follow the voting instructions received from people having the voting interest in the division shares.

You have a voting interest under a Policy. You have one vote for each $100 of policy value in the division. Fractional votes are allocated for amounts less than $100. The number of votes on which you have the right to instruct us is determined as of a date established by the mutual fund for setting the shareholders eligible to vote.


According to procedures adopted by the mutual fund, voting instructions may be solicited by a written proxy statement before a shareholder meeting. We vote other underlying mutual fund shares, for which no voting instructions are received, in the same proportion as the shares for which we receive voting instructions. Underlying mutual fund shares held in our general account are voted in proportion to instructions that are received with respect to the participating policies.


If we determine, under applicable law, that underlying mutual fund shares need not be voted according to the instructions received, we may vote underlying mutual fund shares held in the separate account in our own right.


We may, when required by state insurance regulatory authorities, disregard voting instructions. This may be done if the instructions would require shares to be voted to:
.. change a subclassification or investment objective of the underlying mutual fund;
.. disapprove an investment advisory contract of the underlying mutual fund; or .. approve changes initiated by an owner in the investment policy or investment advisor of the underlying mutual fund if we reasonably disapprove of the changes.

The change would be disapproved only if:
.. the proposed change is contrary to state law;
.. prohibited by state regulatory authorities; or .. we determine the change is inconsistent with the investment objectives of the division.

STATEMENT OF VALUES
An annual statement is sent each year. The statement will show:
.. current death benefit amount;
.. current policy value and net surrender value;
.. all premiums paid since the last statement;
.. all charges since the last statement;
.. any outstanding policy loans and unpaid loan interest;
.. any partial surrenders since the last statement;
.. the number of units and unit value;
.. total value of each of the divisions;
.. designated beneficiary(ies); and
.. all riders included in the Policy.

You will also receive a statement with the same information as of the end of each calendar quarter. At any time, you may request a current statement by telephoning 1-888-737-3855.


We also send the reports required by the Investment Company Act of 1940 (as amended).


SERVICES AVAILABLE VIA THE TELEPHONE
If you elect telephone privileges, instructions for the following transactions may be given to us via the telephone:
.. change in allocations of future premium payments;
.. change in allocation of the monthly policy charge;
.. change to APR instructions;
.. change to DCA instructions;
.. unscheduled division transfers; and
.. requesting a policy loan (of $100,000 or less).

Instructions:
.. may be given by calling us at 1-888-737-3855 between 8a.m. and 5 p.m. Eastern
  Time on any day that the NYSE is open;
.. must be received by us before the close of the NYSE (generally 4:00 p.m.
  Eastern Time) to be effective the day they are given; and .. are effective the next business day if not received until after the close of the NYSE.

Although neither the separate account nor the Company is responsible for the authenticity of telephone transaction instructions, the separate account and the Company reserve the right to refuse telephone instructions. YOU ARE LIABLE FOR A LOSS RESULTING FROM A FRAUDULENT TELEPHONE INSTRUCTION THAT WE REASONABLY BELIEVE IS GENUINE. We use reasonable procedures to assure instructions are genuine. If the procedures are not followed, we may be liable for loss due to unauthorized or fraudulent transactions. The procedures for telephone instructions include: recording all telephone instructions and requesting personal identification information (name, phone number, social security number, birth date, etc.).


GENERAL PROVISIONS


THE CONTRACT
The entire contract is made up of the Policy and all applications, amendments, riders and endorsements attached to the Policy, current data pages, copies of any supplemental applications, amendments, endorsements and revised Policy or data pages which are mailed to you. No statement, unless made in an application, is used to void a Policy (or void an adjustment in the case of an adjustment application). Only our corporate officers can agree to change or waive any provisions of a Policy. Any change or waiver must be in writing and signed by an officer of the Company.

OPTIONAL INSURANCE BENEFITS
Subject to certain conditions, one or more optional insurance benefits may be added to the Policy. These include but are not limited to:
.. supplemental benefit rider (yearly renewable term)
.. extended coverage rider
.. death benefit guarantee rider (only available at the time the Policy is issued and is not available in conjunction with the supplemental benefit rider)
.. change of insured rider
.. accounting benefit rider

Detailed information concerning optional insurance benefits may be obtained from an authorized agent or our home office. NOT ALL OPTIONAL INSURANCE BENEFITS ARE AVAILABLE IN ALL STATES. The cost, if any, of an optional insurance benefit is deducted as part of the monthly policy charge.


Supplemental Benefit Rider
--------------------------
This rider is intended to allow for flexibility in funding design. For an additional charge, this rider provides an additional face amount and an additional death benefit. The use of this rider disqualifies the use of the Death Benefit Guarantee Rider.

Death Benefit Guarantee Rider
-----------------------------
This rider guarantees the Policy will not lapse before the insured's attained age 85 provided that the cumulative death benefit guarantee premium requirement is met. This rider is automatically made a part of the Policy unless the Supplemental Benefit Rider is used.

There are no policy charges for the death benefit guarantee rider. Rather, a required minimum premium level is defined for the rider benefit to be provided. The death benefit guarantee premium requirement is met if (a) is greater than or equal to (b) where:
    (a) is the sum of all premiums paid less any partial surrenders and any outstanding policy loans and loan interest; and
    (b) is the sum of the death benefit guarantee monthly premiums from the policy date to the most recent monthly date.
The most recent death benefit guarantee premium is shown on the current data page.

The death benefit guarantee premium is based on the issue age, gender (where permitted by law), smoking status and risk classification of the insured. This premium may change if:
.. the total face amount is changed;
.. a rider is added or deleted; or
.. an adjustment is made to the Policy.
As a result of a change, an additional premium may be required to satisfy the new death benefit guarantee premium requirement.


Payment of this premium will keep your policy in force to the insured's age 85 provided that the cumulative death benefit guarantee premium requirement is met. However, payment of this minimum premium does not allow you to take advantage of the potential for building up a significant account value. When your death benefit guarantee rider terminates, it may be necessary for you to pay significantly higher premiums in order to maintain your contract.


Accounting Benefit Rider
------------------------
For an additional charge, this rider provides if the Policy is surrendered, any surrender charge which would otherwise apply will be waived. This waiver of surrender charge does not apply to a Policy which is surrendered for the purpose of replacing it with a policy from another company, including Code Section 1035 exchanges. Our approval, under our then current underwriting guidelines, is required to add this rider.

Extended Coverage Rider
-----------------------
This rider, which is automatically included on each Policy, allows the Policy to remain in force beyond the maturity date. Under the rider, at maturity of the Policy, the maturity date is automatically extended to the date of the insured's death. There is no charge for this rider and at maturity the Policy automatically changes to Death Benefit Option 1 and no future adjustments are allowed.

MISSTATEMENT OF AGE OR GENDER
If the age or, where applicable, gender of the insured has been misstated, we adjust the death benefit payable under the Policy to reflect the amount that would have been payable at the correct age and gender.

ASSIGNMENT
You may assign the Policy. Each assignment is subject to any payments made or action taken by the Company prior to our notification of the assignment. We assume no responsibility for the validity of any assignment.

An assignment must be made in writing and filed with us at our service office. The irrevocable beneficiary(ies), if any, must authorize any assignment in writing. Your rights, as well as those of the beneficiary(ies), are subject to any assignment on file with us.


OWNERSHIP
You may change the ownership designation at any time. Your request must be in writing and approved by us. After approval, the change is effective as of the date you signed the request for change. We reserve the right to require that the Policy be sent to us so that we can record the change.

Unless changed, the owner is as named in the application. The owner may exercise every right and privilege of the Policy, subject to the rights of any irrevocable beneficiary(ies) and any assignee(s).


All rights and privileges of ownership of a Policy end if the Policy is surrendered, death or maturity proceeds are paid, or if the grace period ends without our receiving the payment required to keep the Policy in force.


If an owner dies before the Policy terminates, the surviving owner(s), if any, succeeds to that person's ownership interest, unless otherwise specified. If all owners die before the Policy terminates, the Policy passes to the estate of the last surviving owner. If the owner is not a natural person and is no longer in existence, the insured becomes the owner unless otherwise required by law. With our consent, you may specify a different arrangement for contingent ownership.


BENEFICIARY
You have the right to name a beneficiary(ies) and contingent beneficiary(ies). This may be done as part of the application process or by sending us a written request. Unless an irrevocable beneficiary has been named, the beneficiary designation may be changed by sending us a written request. After approval, the change is effective as of the date the request for change was signed. We reserve the right to require that the Policy be sent to us so that we can record the change.

If no beneficiary(ies) survives the insured, the death proceeds are paid to the owner or the estate of the owner.


BENEFIT INSTRUCTIONS
While the insured is alive, you may give us instructions for payment of death proceeds under one of the benefit options of the Policy. The instructions or changes to the instructions must be in writing. If you change the beneficiary(ies), prior benefit instructions are revoked.

BENEFIT PAYMENT OPTIONS
While the insured is alive, you may arrange for death proceeds to be paid in a lump sum or under one of several fixed benefit payment options. These choices are also available if the Policy is surrendered or matures.
.. Special Benefit Arrangement - A specially designed benefit payment option may be arranged with our approval.
.. Life Income - We pay income during a person's lifetime. A minimum guaranteed period may be used. If the payee dies after payments begin but before the end of any guaranteed period, the remaining payments are paid to a payee named under the benefit option.
.. Joint and Survivor Life Income - We pay income during the lifetime of two people and continue until the death of the survivor. If both persons die after payments begin but before the end of any guaranteed period, the remaining payments are paid to a payee named under the benefit option.

Interest at a rate set by us, but never less than required by state law, will be applied to calculate the amount of the payment.


RIGHT TO EXCHANGE POLICY
The Policy may be exchanged for a new universal life insurance policy on the life of the insured which is made available by the Company for this purpose. The new policy will not be a term insurance policy or a variable life insurance policy. Evidence of insurability will not be required.

The exchange must be made during the first 24 months from the policy date while the Policy is in force and not in a grace period. The exchange is effective upon our receipt of written notice. This Policy then terminates. The new policy has the same policy date as this Policy.


The new policy has the same death benefit as this Policy unless required to be higher in order to qualify as "life insurance" as defined in Section 7702 of the Code, as amended. The new policy is based on the same issue age, gender (if applicable) and risk classification as this Policy.


No additional charge is made for this exchange privilege. Any outstanding policy loan and unpaid loan interest must be repaid or transferred to the new policy.


NON-PARTICIPATING POLICY
The Policies do not share in any divisible surplus of the Company.

INCONTESTABILITY
After a period of two years from the policy date, we will not contest the insurance coverage provided by the Policy. Any total face amount increase has its own two-year contestability period that begins on the effective date of the adjustment. In many states, the time limit in the incontestability period does not apply to fraudulent misrepresentations.

SUICIDE
Death proceeds are not paid if the insured dies by suicide, while sane or insane, within two years of the policy date (or two years from the date of total face amount increase with respect to such increase). In the event of the suicide of the insured within two years of the policy date, our only liability is a refund of premiums paid, without interest, minus any outstanding policy loans and unpaid loan interest and partial surrenders. In the event of suicide within two years of a total face amount increase, our only liability with respect to that increase is a refund of the cost of insurance for the increase. This amount will be paid to the beneficiary(ies).

DELAY OF PAYMENTS
Payment upon return of the Policy, full or partial surrender, policy loan, death, maturity or the transfer to or from a division are generally made within five days after we receive instructions in a form acceptable to us. This period may be shorter where required by law. However, the payments may be deferred during any period when the right to sell mutual fund shares is suspended as permitted under provisions of the Investment Company Act of 1940, as amended.

The right to sell shares may be suspended during any period when:
.. trading on the NYSE is restricted as determined by the SEC or when the NYSE is closed for other than weekends and holidays, or .. an emergency exists, as determined by the SEC, as a result of which:
  . disposal by a fund of securities owned by it is not reasonably practicable;
  . it is not reasonably practicable for a fund to fairly determine the value of its net assets; or
  . the SEC permits suspension.

If payments are delayed and your instruction is not canceled by written instruction, the amount of the transaction is determined the first business day following the expiration of the permitted delay. The transaction is made within five days thereafter.


In addition, payments on surrenders attributable to a premium payment made by check may be delayed up to 15 days. This permits payment to be collected on the check.


MARKET TIMING DISCLOSURE
The Policy does not permit excessive trading or market timing. Market timing activity can disrupt management strategy of the underlying mutual funds and increase expenses, which are borne by all Policy owners. We reserve the right to reject excessive exchanges or purchases if we deem that the trade would disrupt the management of the separate account, any division or any underlying mutual fund. In addition, we may suspend or modify transfer privileges at any time to prevent transactions that could disadvantage other Policy owners. These modifications could include, but not be limited to:
.. requiring a minimum time period between each transfer;
.. not accepting transfer requests from someone providing them for multiple
  Policies for which he or she is not the owner; or .. limiting the dollar amount that a Policy owner may transfer at any one time.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
We reserve the right to make certain changes if, in our judgement, they best serve your interests or are appropriate in carrying out the purpose of the Policy. Any changes are made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approvals may not be required in all cases. Examples of the changes we may make include:
.. transfer assets in any division to another division;
.. add, combine or eliminate divisions; or .. substitute the shares of a division for shares in another division:
  . if shares of a division are no longer available for investment; or . if in our judgement, investment in a division becomes inappropriate considering the purposes of the division.

If we eliminate or combine existing divisions or transfer assets from one division to another, you may change allocation percentages and transfer any value in an affected division to another division(s) without charge. You may exercise this exchange privilege until the later of 60 days after a) the effective date of the change, or b) the date you receive notice of the options available. You may only exercise this right if you have an interest in the affected division(s).


OFFICERS AND DIRECTORS OF PRINCIPAL MANAGEMENT CORPORATION


The officers and directors of the investment advisor, Principal Management Corporation, are shown below. This list includes some of the same people (designated by *), who are serving in the same capacities as officers and directors of the underwriter, Princor Financial Services Corporation ("Princor"). The principal business address for each officer and director is:
Principal Financial Group, Des Moines, Iowa 50392.

*JOHN EDWARD ASCHENBRENNER         Director
*PATRICIA ANN BARRY                Assistant Corporate Secretary
*CRAIG LAWRENCE BASSETT            Treasurer
*MICHAEL JON BEER                  Executive Vice President
*MICHAEL THOMAS DALEY              Director
*RALPH CRAIG EUCHER                Director and President
*ARTHUR SIGLIN FILEAN              Senior Vice President
*DENNIS PAUL FRANCIS               Director
*PAUL NORMAN GERMAIN               Vice President - Mutual Fund Operations
*ERNEST HAROLD GILLUM              Vice President - Product Development
                                   Senior Vice President and Corporate
*JOYCE NIXSON HOFFMAN              Secretary
                                   Senior Vice President - Marketing and
*JOHN RANDALL LEPLEY               Distribution
LAYNE ALLAN RASMUSSEN              Controller - Mutual Funds
*MICHAEL DENNIS ROUGHTON           Counsel
*JAMES FRANKLIN SAGER              Vice President
                                   Assistant Vice President - Registered
*JEAN BETSY SCHUSTEK               Products
*KAREN ELIZABETH SHAFF             Director
                                   Senior Vice President and Chief Financial
*KIRK LLOYD TIBBETTS               Officer
*LARRY DONALD ZIMPLEMAN            Director




PRINCIPAL LIFE INSURANCE COMPANY:


EXECUTIVE OFFICERS (OTHER THAN DIRECTORS)

JOHN EDWARD ASCHENBRENNER         Executive Vice President
PAUL FRANCIS BOGNANNO             Senior Vice President
GARY MERLYN CAIN                  Senior Vice President
MICHAEL THOMAS DALEY              Executive Vice President
CHARLES ROBERT DUNCAN             Senior Vice President
DENNIS PAUL FRANCIS               Senior Vice President
                                  Executive Vice President and Chief Financial
MICHAEL HARRY GERSIE              Officer
THOMAS JOHN GRAF                  Senior Vice President
ROBB BRYAN HILL                   Senior Vice President
JOYCE NIXSON HOFFMAN              Senior Vice President and Corporate Secretary
DANIEL JOSEPH HOUSTON             Senior Vice President
ELLEN ZISLIN LAMALE               Senior Vice President and Chief Actuary
                                  Senior Vice President and Chief Investment
JULIA MARIE LAWLER                Officer
JAMES PATRICK MCCAUGHAN           Executive Vice President
MARY AGNES O'KEEFE                Senior Vice President
KAREN ELIZABETH SHAFF             Senior Vice President and General Counsel
ROBERT ALLEN SLEPICKA             Senior Vice President
NORMAN RAUL SORENSEN              Senior Vice President
                                  Senior Vice President and Chief Information
CARL CHANSON WILLIAMS             Officer
LARRY DONALD ZIMPLEMAN            Executive Vice President



DIRECTORS

Principal Life Insurance Company is managed by a Board of Directors. The directors of the Company, their positions with the Company, including Board Committee memberships, and their principal occupation during the last five years, are as follows:

    NAME, POSITIONS AND          PRINCIPAL OCCUPATION DURING LAST 5 YEARS
    ------OFFICES------          ----------------------------------------
          -------
                             President and Chief Executive Officer of AT&T
                             Consumer since April 2001. Executive Vice
   BETSY JANE BERNARD        President - National Mass Markets of Qwest
   Director                  Communications, formerly US West, 2000-2001;
   Chair, Nominating         Executive Vice President - Retail Markets, US
   Committee                 West, 1998-2000; President and Chief Executive
                             Officer, US WEST Long Distance, 1997-1998;
                             President and Chief Operating Officer, Avirnex,
                             July 1997 - December 1997; President and Chief
                             Executive Officer, Pacific Bell Communications,
                             Pacific Telesis, 1995-1997.

                             Executive Vice President and Chief Marketing
                             Officer of Office Depot, Inc. since 2002.
   JOCELYN CARTER-MILLER     Corporate Vice President and Chief Marketing
   Director                  Officer, Motorola, Inc., 1999-2002; Vice
   Member, Audit Committee   President, 1998-1999; Vice President and General
                             Manager, 1997-1998.

   GARY EDWARD COSTLEY       Chairman and Chief Executive Officer of
   Director                  International Multifoods Corporation since 2001.
   Member, Human Resources   Chairman, President and Chief Executive Officer,
   Committee                 1997-2001.

   DAVID JAMES DRURY         Retired. Chairman, Principal Life Insurance
   Director                  Company 2000-2002. Chairman and Chief Executive
   Member, Executive         Officer, 1995-2000.
   Committee

   CHARLES DANIEL GELATT,
   JR.
   Director
   Member, Executive         President, NMT Corporation since 1986.
   Committee
   Member, Human Resources
   Committee

   JOHN BARRY GRISWELL
   Director, Chairman of     Chairman of the Board, President and Chief
   the Board                 Executive Officer of Principal Life Insurance
   Chair, Executive          Company since 2002. President and Chief Executive
   Committee                 Officer, 2000-2002; President, 1998-2000;
                             Executive Vice President, 1996-1998.

                             Executive Vice President and Chief Financial
   SANDRA LYNN HELTON        Officer of Telephone & Data Systems, Inc. since
   Director                  1998. Vice President and Corporate Controller,
   Member, Audit Committee   Compaq Computer Corporation, 1997-1998. Prior
                             thereto, Senior Vice President and Treasurer of
                             Corning Incorporated, 1994-1997.

   CHARLES SAMUEL JOHNSON    Retired. Executive Vice President, DuPont,
   Director                  1999-2000; Chairman, President and Chief
   Member, Human Resources   Executive Officer, Pioneer Hi-Bred International,
   Committee                 Inc., 1996-1999.

   WILLIAM TURNBALL KERR
   Director                  Chairman, President & Chief Executive Officer of
   Member, Executive         Meredith Corporation since 1998. President and
   Committee                 Chief Executive Officer, 1997-1998; President and
   Chair, Human Resources    Chief Operating Officer, 1994-1997.
   Committee

                             Chairman of the Board of W.W. Grainger, Inc.
   RICHARD LEE KEYSER        since 1997. Chief Executive Officer, 1995 to
   Director                  present.
   Member, Audit Committee

   VICTOR HENDRIK
   LOEWENSTEIN               Senior Director, Egon Zehnder International since
   Director                  2001. Partner, 1999-2001; Managing Partner,
   Member, Nominating        1979-1999.
   Committee

   FEDERICO FABIAN PENA      Managing Director of Vestar Capital Partners
   Director                  since 2000. Senior Advisor of Vestar Capital
   Member, Nominating        Partners, 1998-2000. Prior thereto, Secretary,
   Committee                 U.S. Department of Energy, 1996-1998.

                             President and Chief Executive Officer of The
   DONALD MITCHELL STEWART   Chicago Community Trust since 2000. Senior
   Director                  Program Officer and Special Advisor to the
   Member, Nominating        President at the Carnegie Corporation of New
   Committee                 York, 1999-2000. Prior thereto, President, The
                             College Board, 1986-1999.

   ELIZABETH EDITH TALLETT   President and Chief Executive Officer of Marshall
   Director                  Pharmaceuticals, Inc. since 2001. President and
   Chair, Audit Committee    Chief Executive Officer, Galenor Inc. 1999-2001
   Member, Executive         and also President & Chief Executive Officer of
   Committee                 Dioscor, Inc. since 1996.



DISTRIBUTION OF THE POLICY

We intend to sell the Policies in all jurisdictions where we are licensed. The Policies will be sold by licensed insurance agents who are also registered representatives of broker-dealers, registered with the SEC under the Securities Exchange Act of 1934, who are members of the National Association of Securities Dealers, Inc. (NASD).

The Policies will be distributed by the general distributor, Princor, which is an affiliate of ours. Princor was incorporated under the laws of Iowa on May 1, 1968. The distribution contract (which was executed on August 6, 2002) may be terminated by either party upon 60 day notice. Princor was incorporated in the State of Iowa in 1968, and is also a securities broker-dealer registered with the SEC as well as a member of the NASD. The Policies may also be sold through other broker-dealers authorized by Princor and applicable law to do so. Registered representatives of such broker-dealers may be paid on a different basis than described below.


For Policies sold through Princor, commissions generally will be no more than 50% of premium received in the first policy year (or the first year following an adjustment) up to the target premium. Commissions range from 0% to 3% of premiums received after the first policy year. In addition, a service fee of up to 2% is paid on premiums received after the first policy year. Expense allowances may be paid to agents and brokers based on premiums received.


STATE REGULATION

The Company is subject to the laws of the State of Iowa governing insurance companies and to regulation by the Insurance Department of the State of Iowa. An annual statement in a prescribed form must be filed by March 1 in each year covering our operations for the preceding year and our financial condition on December 31 of the prior year. Our books and assets are subject to examination by the Commissioner of Insurance of the State of Iowa, or the Commissioner's representatives, at all times. A full examination of our operations is conducted periodically by the National Association of Insurance Commissioners. Iowa law and regulations also prescribe permissible investments, but this does not involve supervision of the investment management or policy of the Company.

In addition, we are subject to the insurance laws and regulations of other states and jurisdictions where we are licensed to operate. Generally, the insurance departments of these states and jurisdictions apply the laws of the state of domicile in determining the field of permissible investments.


FEDERAL TAX MATTERS

The following description is a general summary of the tax rules, primarily related to federal income taxes, which in our opinion are currently in effect. These rules are based on laws, regulations and interpretations that are subject to change at any time. This summary is not comprehensive and is not intended as tax advice. While we reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes, we cannot make any guarantee regarding the future tax treatment of any Policy. You should consult a qualified tax adviser about the tax implications of taking action under a Policy.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT
We are taxed as an insurance company under subchapter L of the Code. The separate account is not a separate taxable entity. Its operations are taken into account by us in determining our tax liability.


CHARGES FOR TAXES
We impose a federal tax charge equal to 1.25% of premiums received under the Policy to compensate us for the federal income tax liability we incur by reason of receiving those premiums. We believe that this charge is reasonable in relation to the increased tax burden the Company incurs as a result of Section 848 of the Code. No other charge is currently made to the separate account for federal income taxes of the Company that may be attributable to the separate account. Periodically, we review the appropriateness of charges to the separate account for federal income taxes. In the future, a charge may be made for federal income taxes incurred by us and attributable to the separate account increasing the charges paid by policy owners.

Under current law, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change attributable to state or local taxes, we reserve the right to charge the separate account for the portion of taxes, if any, attributable to the separate account. An increase in separate account expenses would adversely impact investment performance.

DIVERSIFICATION STANDARDS
The Policy should qualify as a life insurance contract as long as the underlying investments for the Policy satisfy diversification requirements of Section 817(h) of the Code.

IRS DEFINITION OF LIFE INSURANCE
The Policy should qualify as a life insurance contract as long as it satisfies either the guideline premium/cash value corridor test or the cash value accumulation test as defined under Section 7702 of the Code. One of these tests is chosen on the application. If a test is not chosen, the Policy will comply with the guideline premium/cash value corridor test. Once a test is chosen, it cannot be changed on the Policy.

The guideline premium/cash value corridor test places limitations on the amount of premium payments that may be made and on policy values that can accumulate relative to the death benefit. Guideline premium limits are determined when the Policy is issued and can vary by the death benefit option chosen. Guideline premium limits will likely change due to any adjustment to the Policy.


If at any time a premium is paid which would result in total premiums exceeding the current guideline premium limits, we accept only that portion of the premium which would make the total premiums equal the guideline premium limits.


The cash value accumulation test does not place limitations on the amount of premium payments, however limits the amount of policy values that can accumulate relative to the death benefit.


To satisfy either test, the ratio of the policy value to the death benefit must be at least as great as the applicable percentage shown in Appendix D. As the policy value increases, the minimum death benefit may be required to increase. Because the cost of insurance you pay is based in part on the amount of the death benefit, an increase in the death benefit increases the cost of insurance.


As compared to the cash value accumulation test, the guideline premium/cash value corridor test generally:
.. has smaller applicable percentages
.. lower minimum death benefit
.. lower cost of insurance charges
.. better policy value growth.
The smaller applicable percentages lead to a lower minimum death benefit and thus lower cost of insurance charges. Lower charges result in better policy value growth.

This may not be the result in all cases. The specifics of each policy determine which test is more suitable. Illustrations using each of the tests will help you determine which test meets your objectives. An illustration may be obtained from your registered representative or by calling 1-800- 247-9988.


The table below demonstrates the minimum death benefit based on the test chosen. Policy value assumptions may not be realistic. Net amount at risk is the difference between the death benefit that would payable if the person insured by the Policy died (discounted by 1.0024663) and the policy value of your Policy.


The example below is based on the following:
.. The person, a male, insured by the policy is age 45 at the time the policy was issued and dies at the beginning of the sixth policy year (attained age 50)
.. Face amount is $100,000
.. Death Benefit Option 1
.. Policy value at the date of death is $25,000
.. The minimum death benefit under the guideline premium/cash value corridor test is $46,250 (assuming an applicable percentage of 185% x policy value)
.. The minimum death benefit under the cash value accumulation test is $61,820
  (assuming an applicable percentage of 247.28%)

               THE DEATH BENEFIT PAYABLE IS THE
                           LARGER OF THESE TWO AMOUNTS
                        ---------------------------------
                                                               NET AMOUNT AT
                             DEATH           MINIMUM            RISK USED IN
                            BENEFIT           DEATH         CALCULATING THE COST
                            CHOSEN           BENEFIT        OF INSURANCE CHARGE
                            -------          -------        --------------------
 Guideline
 Premium/Cash Value
 Corridor Test             $100,000          $46,250             $74,753.98
 Cash Value
 Accumulation Test         $100,000          $61,820             $74,753.98


Here's the same example, but with a policy value of $75,000. Because the policy value has increased, the minimum death benefit is now:
.. $138,750 for the guideline premium/cash value corridor test
.. $185,460 for the cash value accumulation test.

                        THE DEATH BENEFIT PAYABLE IS THE
                           LARGER OF THESE TWO AMOUNTS
                        ---------------------------------
                                                               NET AMOUNT AT
                             DEATH           MINIMUM            RISK USED IN
                            BENEFIT           DEATH         CALCULATING THE COST
                            CHOSEN           BENEFIT        OF INSURANCE CHARGE
                            -------          -------        --------------------
 Guideline
 Premium/Cash Value
 Corridor Test             $100,000          $138,750           $ 63,408.64
 Cash Value
 Accumulation Test         $100,000          $185,460           $110,003.73


Keep in mind that cost of insurance charges, which affect your Policy's value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, the cost of insurance increases. Policy value also varies depending on the performance of the investment options in your Policy.


All transactions will be subject to the limits as defined under Section 7702 of the Code. A transaction may not be allowed, or an increase in face amount may be required, if the transaction would cause a refund of premium and/or distribution of the policy value in order to maintain compliance with the Section 7702 limits.


MODIFIED ENDOWMENT CONTRACT STATUS
Section 7702A of the Code sets forth a classification of life insurance policies known as "Modified Endowment Contracts." Policy loans and partial surrenders from a policy that is classified as a modified endowment contract are taxable as ordinary income to the owner in an amount equal to the lesser of the amount of the loan/partial surrender or the excess of policy value over the owner's investment in the Policy. Additionally, taxable distributions may be subject to a federal income tax penalty of 10%.

Modified endowment contract classification may be avoided by limiting the amount of premiums paid under the Policy. In the absence of your instructions, we will refund all or part of the premium payment that would make the Policy a modified endowment contract.


POLICY SURRENDERS AND PARTIAL SURRENDERS
A surrender or lapse of the Policy may have income tax consequences. Upon surrender, the owner is not taxed on the surrender value except for the amount, if any, that exceeds the gross premiums paid less the untaxed portion of any prior surrenders. The amount of any policy loan, upon surrender or lapse, is added to the net surrender value and treated, for this purpose, as if it had been received. A loss incurred upon surrender is generally not deductible. The tax consequences of a surrender may differ if the proceeds are received under any benefit payment option.

A full surrender of the Policy will, and a partial surrender may, be included in your gross income to the extent that the distribution exceeds the investment in the Policy. Partial surrenders generally are not taxable unless the total of such surrenders exceeds total premiums paid to the date of partial surrender less the untaxed portion of any prior partial surrenders. During the first 15 policy years, an amount may be taxable prior to your tax-free recovery of your investment in the Policy if the partial surrender results in or is necessitated by a reduction in death benefits. A qualified tax advisor should be consulted regarding the tax consequences of any partial surrender during the first 15 policy years.


The increase in policy value of the Policy is not included in gross income unless and until there is a full surrender or partial surrender under the Policy. Transfers between the division(s) are not considered as distributions from the Policy and would not be considered taxable income.


POLICY LOANS AND LOAN INTEREST
Loans received under the Policy are generally recognized as loans for tax purposes and are not considered to be distributions subject to tax. Interest paid to us as a result of a policy loan may or may not be deductible depending on a number of factors. Due to the complexity of these factors, you should consult a qualified tax advisor as to the deductibility of interest paid on policy loans. If the Policy is a modified endowment contract, a policy loan and/or capitalized loan interest is taxable to an amount equal to the lesser of the amount of the loan or the excess of policy value over the owner's investment in the Policy.

If the Policy lapses with an outstanding loan balance, there may be tax consequences. Please consult a qualified tax advisor.


CORPORATE ALTERNATIVE MINIMUM TAX
Ownership of a Policy by certain corporations may affect the owner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, the corporate owner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any Policy exceed the sum of a) the premiums paid on that Policy in the year of death, and b) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death. The corporate alternative minimum tax does not apply to S Corporations. Such tax also does not apply to "Small Corporations" as defined by Section 55(c) of the Code. Corporations with gross receipts of $5,000,000 or less for their first taxable year after 1996, with gross receipts not exceeding $7,500,000 after the first taxable year, will meet this definition.

EXCHANGE OR ASSIGNMENT OF POLICIES
A change of Policy, or an exchange or assignment of a Policy may have tax consequences. An assignment or exchange may result in taxable income to the transferring owner. For complete information with respect to Policy assignments and exchanges, a qualified tax advisor should be consulted.

WITHHOLDING
Withholding is generally required on certain taxable distributions under insurance contracts. In the case of periodic payments, the withholding is at graduated rates. With respect to non-periodic distributions, withholding is a flat rate of 10%. You may elect to have either non-periodic or periodic payments made without withholding unless your tax identification number has not been furnished to us or if the IRS has notified us that the number you furnished is incorrect.


OTHER TAX ISSUES
Federal estate taxes and state and local estate, inheritance and other taxes may become due depending on applicable law and your circumstances or the circumstances of the Policy beneficiary(ies) if you or the insured dies. Any person concerned about the estate implications of the Policy should consult a qualified tax advisor.

GENERAL INFORMATION


EMPLOYEE BENEFIT PLANS
The United States Supreme Court has held that optional annuity benefits under a qualified deferred compensation plan cannot vary on the basis of gender. Polices are available for use in connection with employment related insurance or benefit plans which do not vary between male and female insured of a particular age and underwriting classification. A qualified tax advisor should be consulted on these matters.

LEGAL OPINIONS
Legal matters, including our right to issue Policies under Iowa law, have been passed on by Karen E. Shaff, Senior Vice President and General Counsel.

LEGAL PROCEEDINGS
There are no legal proceedings pending to which the separate account is a party or which would materially affect the separate account.

OTHER VARIABLE INSURANCE CONTRACTS
The Company currently offers other variable life policies that participate in the separate account. In the future, we may designate additional group or individual variable life policies as participating in the separate account.

RESERVATION OF RIGHTS
The Company reserves the right to amend or terminate the special plans described in this prospectus. Such plans include preauthorized premium payments, DCA and APR. You would be notified of any such action to the extent required by law.

CUSTOMER INQUIRIES
Questions should be directed to:
    Principal Financial Group Service Center
    P.O.Box 724447
    Atlanta GA 31139
    Phone: 1-888-737-3855
    Fax: 1-770-690-1900

INDEPENDENT AUDITORS
The financial statements of the Principal Life Insurance Company Variable Life Separate Account and the consolidated financial statements of the Principal Life Insurance Company are included in this prospectus. Those statements have been audited by Ernst & Young LLP, independent auditors, 801 Grand Avenue, Des Moines, Iowa 50309, for the periods indicated in their reports.

FINANCIAL STATEMENTS
The consolidated financial statements of Principal Life Insurance Company which are included in this prospectus should be considered only as it relates to our ability to meet our obligations under the Policy. They do not relate to investment performance of the assets held in the separate account.

Principal Benefit Variable Universal Life Insurance Investment Company Act File Number 333-89446


APPENDIX A - INVESTMENT DIVISIONS


AIM V.I. AGGRESSIVE GROWTH DIVISION

              INVESTS IN: AIM V.I. Aggressive Growth Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term capital growth from
                securities of companies expected to achieve accelerated earnings growth.

AIM V.I. INTERNATIONAL GROWTH DIVISION

              INVESTS IN: AIM V.I. International Growth Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: pursues long-term capital growth from international equities considered to have strong earnings momentum.

AIM V.I. PREMIER EQUITY DIVISION

              INVESTS IN: AIM V.I. Premier Equity Fund
              INVESTMENT ADVISOR: A I M Advisors, Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. Income is a secondary objective. The Fund invests primarily in equity securities.

AMERICAN CENTURY VP INCOME & GROWTH DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Income &
                Growth
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks dividend growth, current income and appreciation. The account will seek to achieve its investment objective by investing in common stocks.

AMERICAN CENTURY VP INTERNATIONAL DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP
                International
              INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth around the world by investing in stocks of foreign companies.

AMERICAN CENTURY VP VALUE DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Value INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital growth over time and, secondarily, income by investing primarily in equity securities.

 AMERICAN CENTURY VP ULTRA DIVISION

              INVESTS IN: American Century Variable Portfolios, Inc. VP Ultra INVESTMENT ADVISOR: American Century Investment Management, Inc. INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in stocks of U.S. companies.

BERGER IPT MIDCAP VALUE DIVISION

              INVESTS IN: Berger Investment Product Trust MidCap Value Fund INVESTMENT ADVISOR: Berger Financial Group LLC
              INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing in mid-sized companies whose stock prices have been beaten down to low levels but still offer significant upside potential.

DIP CORE VALUE DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Core Value Portfolio INVESTMENT ADVISOR: The Boston Company through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term capital growth as a primary objective, with current income as a secondary objective. Invests primarily in equity securities of large-cap value companies.

DREYFUS VIF APPRECIATION DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Appreciation Portfolio INVESTMENT ADVISOR: Fayez Sarofim & Co. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term capital growth by investing in common stocks.

DREYFUS VIF SMALL CAP DIVISION

              INVESTS IN: Dreyfus Investment Portfolios SmallCap Portfolio INVESTMENT ADVISOR: The Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks capital appreciation by investing in the stocks of companies with small market capitalizations.

DREYFUS SOCIALLY RESPONSIBLE GROWTH DIVISION

              INVESTS IN: Dreyfus Socially Responsible Growth Portfolio INVESTMENT ADVISOR: The Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks capital growth by investing primarily in large-cap stocks that meet certain financial as well as social criteria.

DIP FOUNDERS DISCOVERY DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Founders Discovery
                Portfolio
              INVESTMENT ADVISOR: Founders Asset Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks capital appreciation. To pursue this goal, the portfolio invests primarily in equity securities of small, U.S. based companies which are characterized as "growth" companies.

DIP FOUNDERS GROWTH DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Founders Growth
                Portfolio
              INVESTMENT ADVISOR: Founders Asset Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks capital appreciation by investing in stocks of small-cap growth companies.

DREYFUS VIF QUALITY BOND DIVISION

              INVESTS IN: Dreyfus Investment Portfolios Quality Bond Portfolio INVESTMENT ADVISOR: The Dreyfus Corporation
              INVESTMENT OBJECTIVE: seeks to maximize current income consistent with the preservation of capital and maintenance of liquidity by investing in fixed-income securities.

FIDELITY VIP ASSET MANAGER DIVISION

              INVESTS IN: Fidelity VIP II Asset Manager Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term instruments.

FIDELITY VIP CONTRAFUND DIVISION

              INVESTS IN: Fidelity VIP II Contrafund Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in common stocks.

FIDELITY VIP EQUITY-INCOME DIVISION

              INVESTS IN: Fidelity VIP Equity-Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks reasonable income by investing primarily in income-producing equity securities.

FIDELITY VIP GROWTH DIVISION

              INVESTS IN: Fidelity VIP Growth Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in common stocks.

FIDELITY VIP HIGH INCOME DIVISION

              INVESTS IN: Fidelity VIP High Income Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks a high level of current income by investing primarily in high yielding, lower quality, fixed-income securities, while also considering growth of capital.

FIDELITY VIP MIDCAP DIVISION

              INVESTS IN: Fidelity VIP MidCap Portfolio
              INVESTMENT ADVISOR: Fidelity Management and Research Company INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing in equity securities of companies with medium market capitalizations.

FRANKLIN INCOME SECURITIES DIVISION

              INVESTS IN: Franklin Income Securities Portfolio
              INVESTMENT ADVISOR: Franklin Templeton Investments
              INVESTMENT OBJECTIVE: Seeks to maximize income, while maintaining prospects for capital appreciation. The portfolio invests in debit and equity securities, including lower-rated "junk bonds." May also invest in foreign securities, including emerging markets.

FRANKLIN MUTUAL DISCOVERY DIVISION

              INVESTS IN: Franklin Mutual Discovery Portfolio
              INVESTMENT ADVISOR: Franklin Templeton Investments
              INVESTMENT OBJECTIVE: seeks long-term capital appreciation. The
                Fund invests primarily in common stocks of U.S. and foreign companies the manager believes are undervalued.

FRANKLIN MUTUAL SHARES DIVISION

              INVESTS IN: Franklin Mutual Shares Portfolio
              INVESTMENT ADVISOR: Franklin Templeton Investments
              INVESTMENT OBJECTIVE: seeks capital appreciation with income as a secondary goal by emphasizing investments in equity securities of larger and medium-sized companies

FRANKLIN RISING DIVIDENDS DIVISION

              INVESTS IN: Franklin Rising Dividends Portfolio
              INVESTMENT ADVISOR: Franklin Templeton Investments
              INVESTMENT OBJECTIVE: seeks long-term capital appreciation by investing primarily in financially sound companies that have paid rising dividends.

FRANKLIN SMALL CAP VALUE SECURITIES DIVISION

              INVESTS IN: Franklin Small Cap Value Securities Portfolio INVESTMENT ADVISOR: Franklin Templeton Investments
              INVESTMENT OBJECTIVE: Seeks long term total return. The portfolio invests primarily in securities of companies which the manager believes are selling substantially below the underlying value of the assets or private market value.

INVESCO VIF - CORE EQUITY DIVISION

              INVESTS IN: INVESCO VIF - Core Equity Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks high current income, with a secondary goal of long-term capital growth. The Fund invests in a mix of equity securities and debt securities.

INVESCO VIF - DYNAMICS DIVISION

              INVESTS IN: INVESCO VIF - Dynamics Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in equity securities.

INVESCO VIF - HEALTH SCIENCES DIVISION

              INVESTS IN: INVESCO VIF - Health Sciences Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth. The Fund invests primarily in equity securities.

INVESCO VIF - SMALL COMPANY GROWTH DIVISION

              INVESTS IN: INVESCO VIF - Small Company Growth Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in small-capitalization companies.

INVESCO VIF - TECHNOLOGY DIVISION

              INVESTS IN: INVESCO VIF - Technology Fund
              INVESTMENT ADVISOR: INVESCO Funds Group
              INVESTMENT OBJECTIVE: seeks long-term capital growth by investing primarily in equity securities and equity related instruments of companies engaged in technology related industries.

JANUS ASPEN AGGRESSIVE GROWTH DIVISION

              INVESTS IN: Janus Aspen Series Aggressive Growth Portfolio INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks long-term growth of capital. It pursues its objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies.

JANUS ASPEN BALANCED DIVISION

              INVESTS IN: Janus Aspen Series Balanced Portfolio
              INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks long-term growth of capital,
                consistent with preservation of capital and balanced by current income.

JANUS ASPEN CORE EQUITY DIVISION

              INVESTS IN: Janus Aspen Series Core Equity Portfolio INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by normally investing at least 80% of its assets in equity securities selected for their growth potential.

JANUS ASPEN FLEXIBLE INCOME DIVISION

              INVESTS IN: Janus Aspen Series Flexible Income Portfolio INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks to obtain maximum total return, consistent with preservation of capital by primarily investing in a wide variety of income producing securities such as corporate bonds and notes, government securities and preferred stock.

JANUS ASPEN INTERNATIONAL GROWTH DIVISION

              INVESTS IN: Janus Aspen Series International Growth Portfolio INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing at least 65% of total assets in securities of issuers from at least five different countries, excluding the United States.

JANUS ASPEN STRATEGIC VALUE DIVISION

              INVESTS IN: Janus Aspen Series Strategic Value Portfolio INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in common stocks with the potential for long-term growth of capital using a "value" approach.

JANUS ASPEN WORLDWIDE GROWTH DIVISION

              INVESTS IN: Janus Aspen Series Worldwide Growth Portfolio INVESTMENT ADVISOR: Janus Capital Management LLC
              INVESTMENT OBJECTIVE: seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of companies of any size throughout the world.

JP MORGAN BOND DIVISION

              INVESTS IN: JP Morgan Bond
              INVESTMENT ADVISOR: JP Morgan Fleming Asset Management
              INVESTMENT OBJECTIVE: seeks to provide a steady stream of current income and to maintain liquidity.

JP MORGAN SMALLCAP DIVISION

              INVESTS IN: JP Morgan Small Company
              INVESTMENT ADVISOR: JP Morgan Fleming Asset Management
              INVESTMENT OBJECTIVE: seeks long-term growth of capital from small company stocks

MFS VIT EMERGING GROWTH DIVISION

              INVESTS IN: MFS VIT Emerging Growth
              INVESTMENT ADVISOR: Massachusetts Financial Services Company INVESTMENT OBJECTIVE: seeks emerging growth companies for long-term growth of capital.

MFS VIT MIDCAP GROWTH DIVISION

              INVESTS IN: MFS VIT MidCap Growth
              INVESTMENT ADVISOR: Massachusetts Financial Services Company INVESTMENT OBJECTIVE: seeks long-term growth of capital from mid-capitalization company stocks.

MFS VIT NEW DISCOVERY DIVISION

              INVESTS IN: MFS VIT New Discovery
              INVESTMENT ADVISOR: Massachusetts Financial Services Company INVESTMENT OBJECTIVE: seeks long-term growth potential from small company stocks.

MFS VIT VALUE DIVISION

              INVESTS IN: MFS VIT Value
              INVESTMENT ADVISOR: Massachusetts Financial Services Company INVESTMENT OBJECTIVE: seeks undervalued income producing stocks with capital appreciation potential.

NEUBERGER BERMAN AMT GUARDIAN DIVISION

              INVESTS IN: Neuberger Berman AMT Guardian
              INVESTMENT ADVISOR: Neuberger Berman Management Inc.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital and, secondarily, current income by primarily investing in stocks of long-established companies considered to be undervalued in comparison to stocks of similar companies.

BOND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Bond Account INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to provide as high a level of income as is consistent with preservation of capital and prudent investment risk.

CAPITAL VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Capital Value
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation and secondarily growth investment income. The Account seeks to achieve its investment objectives through the purchase primarily of common stocks, but the Account may invest in other securities.

EQUITY GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Equity Growth
                Account
              INVESTMENT ADVISOR: Morgan Stanley Asset Management through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to provide long-term capital appreciation by investing primarily in growth-oriented common stocks of medium and large capitalization U.S. corporations and, to a limited extent, foreign corporations.

GOVERNMENT SECURITIES DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Government
                Securities Account
              INVESTMENT ADVISOR: Principal Capital Income Investors, LLC
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek a high level of current income, liquidity and safety of principal.

GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Growth Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek growth of capital. The Account seeks to achieve its objective through the purchase primarily of common stocks, but the Account may invest in other securities.

INTERNATIONAL DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing in a portfolio of equity securities domiciled in any of the nations of the world.

INTERNATIONAL SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - International
                SmallCap Account
              INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of non-U.S. companies with comparatively smaller market capitalizations.

LARGECAP BLEND DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Blend
                Account
              INVESTMENT ADVISOR: Federated Investment Management Company
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital.

LARGECAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Growth
                Account
              INVESTMENT ADVISOR: Janus Capital Management LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of growth companies.

LARGECAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - LargeCap Value
                Account
              INVESTMENT ADVISOR: Alliance Capital Management LP through its
                Bernstein Investment Research and Management unit through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital.

MIDCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to achieve capital appreciation by investing primarily in securities of emerging and other growth-oriented companies.

MIDCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Account
              INVESTMENT ADVISOR: The Dreyfus Corporation through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in growth stocks of medium market capitalization companies.

MIDCAP GROWTH EQUITY DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Growth
                Equity Account
              INVESTMENT ADVISOR: Turner Investment Partners, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to achieve long-term growth of capital by investing primarily in medium capitalization U.S. companies with strong earnings growth potential.

MIDCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - MidCap Value
                Account
              INVESTMENT ADVISOR: Neuberger Berman Management, Inc. through a sub-advisory agreement.
              INVESTMENT OBJECTIVE: seeks long-term growth of capital by investing primarily in equity securities of companies with value characteristics and medium market capitalizations.

MONEY MARKET DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Money Market
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek as high a level of current income available from short-term securities as is considered consistent with preservation of principal and maintenance of liquidity by investing all of its assets in a portfolio of money market instruments.

REAL ESTATE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - Real Estate
                Account
              INVESTMENT ADVISOR: Principal Management Corporation
              INVESTMENT OBJECTIVE: to seek to generate a high total return. The
                Account will attempt to achieve its objective by investing primarily in equity securities of companies principally engaged in the real estate industry.

SMALLCAP DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Account INVESTMENT ADVISOR: Invista Capital Management, LLC through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of both growth and value oriented companies with comparatively smaller market capitalizations.

SMALLCAP GROWTH DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Growth
                Account
              INVESTMENT ADVISOR: Berger Financial Group LLC through a
                sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital. The
                Account will attempt to achieve its objective by investing primarily in equity securities of growth companies with comparatively smaller market capitalizations.

SMALLCAP VALUE DIVISION

              INVESTS IN: Principal Variable Contracts Fund - SmallCap Value
                Account
              INVESTMENT ADVISOR: J.P. Morgan Investment Management, Inc.
                through a sub-advisory agreement
              INVESTMENT OBJECTIVE: to seek long-term growth of capital by investing primarily in equity securities of small companies with value characteristics and comparatively smaller market capitalizations.

PUTNAM VT GROWTH & INCOME DIVISION

              INVESTS IN: Putnam VT Growth & Income Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital growth and current income by investing mainly in common stocks of U.S. companies.

PUTNAM VT INTERNATIONAL GROWTH DIVISION

              INVESTS IN: Putnam VT International Growth Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital appreciation by investing mainly in common stocks of companies outside the U.S.

PUTNAM VT VOYAGER DIVISION

              INVESTS IN: Putnam VT Voyager Fund
              INVESTMENT ADVISOR: Putnam Investment Management, Inc. INVESTMENT OBJECTIVE: seeks capital appreciation by investing primarily in common stocks of U.S. companies.

VANGUARD VIF BALANCED DIVISION

              INVESTS IN: Vanguard VIF Balanced Portfolio
              INVESTMENT ADVISOR: Wellington Management Company
              INVESTMENT OBJECTIVE: seeks a reasonable level of income with conservation of capital. The Portfolio invests primarily in common stocks of large and medium size companies.

VANGUARD VIF EQUITY INDEX DIVISION

              INVESTS IN: Vanguard VIF Equity Index Portfolio
              INVESTMENT ADVISOR: Vanguard Quantitative Equity Group
              INVESTMENT OBJECTIVE: seeks long-term growth of capital and income to match the performance of a broad-based market index of stocks of large U.S. companies.

VANGUARD VIF MIDCAP INDEX DIVISION

              INVESTS IN: Vanguard VIF MidCap Index Portfolio
              INVESTMENT ADVISOR: Vanguard Quantitative Equity Group INVESTMENT OBJECTIVE: seeks long-term growth of capital by attempting to match the performance of a broad-based market index of medium size U.S. Companies.

WELLS FARGO VT ASSET ALLOCATION DIVISION

              INVESTS IN: Wells Fargo VT Asset Allocation Fund
              INVESTMENT ADVISOR: Wells Capital Management Incorporated through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to earn long-term total return consistent with reasonable risk. The Fund invests in equity and fixed-income securities in varying proportions, with an emphasis on equity securities.

WELLS FARGO VT EQUITY INCOME DIVISION

              INVESTS IN: Wells Fargo VT Equity Income Fund
              INVESTMENT ADVISOR: Wells Capital Management Incorporated through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to provide long-term capital
                appreciation and above average dividend income. The Fund invests in common stocks of large U.S. companies.

WELLS FARGO VT LARGE COMPANY GROWTH DIVISION

              INVESTS IN: Wells Fargo VT Large Company Growth Fund
              INVESTMENT ADVISOR: Peregrine Capital Management, Inc. through a sub-advisory agreement
              INVESTMENT OBJECTIVE: seeks to provide long-term capital
                appreciation. The Fund invests in common stocks of large U.S. companies.



APPENDIX B - ILLUSTRATIONS

Illustration 1             PRINCIPAL LIFE INSURANCE COMPANY
                           EXECUTIVE VARIABLE UNIVERSAL LIFE
PLANNED PREMIUM $20,000    MALE AGE 45 PREFERRED NON-SMOKER     Initial Face Amount $1,000,000
                             ASSUMING CURRENT CHARGES                   Death Benefit Option 1
                                 (All States)

------------------------------------------------------------------------------------------------------------------

                                                                          Death Benefit (2)
                                                                    Assuming Hypothetical Gross
                                                                    Annual Investment Return of
                                            ---------------------------------------------------------------------

   End of           Accumulated                    0%                        6%                       12%
    Year            Premiums (1)               (-.99% Net)              (5.01% Net)               (11.01% Net)
--------------      -----------------       ------------------        -----------------         -----------------
      1                       21,000                1,000,000                1,000,000                 1,000,000
      2                       43,050                1,000,000                1,000,000                 1,000,000
      3                       66,203                1,000,000                1,000,000                 1,000,000
      4                       90,513                1,000,000                1,000,000                 1,000,000
      5                      116,038                1,000,000                1,000,000                 1,000,000
      6                      142,840                1,000,000                1,000,000                 1,000,000
      7                      170,982                1,000,000                1,000,000                 1,000,000
      8                      200,531                1,000,000                1,000,000                 1,000,000
      9                      231,558                1,000,000                1,000,000                 1,000,000
     10                      264,136                1,000,000                1,000,000                 1,000,000
     11                      298,343                1,000,000                1,000,000                 1,000,000
     12                      334,260                1,000,000                1,000,000                 1,000,000
     13                      371,973                1,000,000                1,000,000                 1,000,000
     14                      411,571                1,000,000                1,000,000                 1,000,000
     15                      453,150                1,000,000                1,000,000                 1,000,000
     20                      694,385                1,000,000                1,000,000                 1,359,488
     25                    1,002,269                1,000,000                1,000,000                 2,274,815
     30                    1,395,216                1,000,000                1,118,145                 3,594,114


----------------------------------------------------------------------------------------------------------------------------

                                                                                  Policy Value (2)
                                                                             Assuming Hypothetical Gross
                                                                             Annual Investment Return of
                                                  -------------------------------------------------------------------------

   End of           Accumulated                        0%                          6%                           12%
    Year            Premiums (1)                   (-.99% Net)                (5.01% Net)                  (11.01% Net)
--------------      -----------------             --------------             ---------------             ------------------
      1                       21,000                     17,043                      18,099                         19,156
      2                       43,050                     33,501                      36,670                         39,968
      3                       66,203                     49,355                      55,712                         62,591
      4                       90,513                     64,728                      75,367                         87,345
      5                      116,038                     79,672                      95,714                        114,515
      6                      142,840                     94,143                     116,735                        144,310
      7                      170,982                    108,254                     138,581                        177,142
      8                      200,531                    121,989                     161,276                        213,329
      9                      231,558                    135,318                     184,831                        253,218
     10                      264,136                    148,202                     209,254                        297,191
     11                      298,343                    160,690                     234,723                        345,970
     12                      334,260                    172,570                     261,033                        399,779
     13                      371,973                    183,739                     288,150                        459,162
     14                      411,571                    196,906                     318,542                        526,630
     15                      453,150                    209,652                     350,204                        601,347
     20                      694,385                    266,105                     529,684                      1,114,334
     25                    1,002,269                    310,170                     755,008                      1,961,048
     30                    1,395,216                    337,986                   1,044,996                      3,358,985


--------------------------------------------------------------------------------------------------------------------------

                                                                                       Surrender Value (2)
                                                                                   Assuming Hypothetical Gross
                                                                                   Annual Investment Return of
                                                 --------------------------------------------------------------------

   End of           Accumulated                        0%                          6%                     12%
    Year            Premiums (1)                  (-.99% Net)                 (5.01% Net)            (11.01% Net)
--------------      -----------------            ---------------             ---------------       ------------------
      1                       21,000                      6,311                       7,367                    8,423
      2                       43,050                     22,768                      25,938                   29,235
      3                       66,203                     38,623                      44,980                   51,858
      4                       90,513                     54,711                      65,350                   77,328
      5                      116,038                     71,086                      87,128                  105,929
      6                      142,840                     86,988                     109,580                  137,155
      7                      170,982                    102,530                     132,857                  171,418
      8                      200,531                    117,696                     156,983                  209,036
      9                      231,558                    132,456                     181,969                  250,356
     10                      264,136                    146,771                     207,823                  295,760
     11                      298,343                    160,690                     234,723                  345,970
     12                      334,260                    172,570                     261,033                  399,779
     13                      371,973                    183,739                     288,150                  459,162
     14                      411,571                    196,906                     318,542                  526,630
     15                      453,150                    209,652                     350,204                  601,347
     20                      694,385                    266,105                     529,684                1,114,334
     25                    1,002,269                    310,170                     755,008                1,961,048
     30                    1,395,216                    337,986                   1,044,996                3,358,985



(1)  Assumes net interest of 5% compounded annually.
(2)  Assumes no policy loans have been made.

The death benefit, policy value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




Illustration 3            PRINCIPAL LIFE INSURANCE COMPANY
                          EXECUTIVE VARIABLE UNIVERSAL LIFE
PLANNED PREMIUM $20,000   MALE AGE 45 PREFERRED NON-SMOKER      Initial Face Amount $1,000,000
                              ASSUMING CURRENT CHARGES                  Death Benefit Option 2
                                   (All States)

-----------------------------------------------------------------------------------------------------------------

                                                                          Death Benefit (2)
                                                                     Assuming Hypothetical Gross
                                                                      Annual Investment Return of
                                            ---------------------------------------------------------------------

   End of           Accumulated                    0%                        6%                       12%
    Year            Premiums (1)               (-.99% Net)              (5.01% Net)               (11.01% Net)
--------------      -----------------       ------------------        -----------------         -----------------
      1                       21,000                1,017,029                1,018,084                 1,019,139
      2                       43,050                1,033,445                1,036,609                 1,039,901
      3                       66,203                1,049,219                1,055,556                 1,062,413
      4                       90,513                1,064,467                1,075,056                 1,086,978
      5                      116,038                1,079,236                1,095,175                 1,113,855
      6                      142,840                1,093,480                1,115,883                 1,143,224
      7                      170,982                1,107,308                1,137,318                 1,175,465
      8                      200,531                1,120,697                1,159,481                 1,210,850
      9                      231,558                1,133,604                1,182,355                 1,249,659
     10                      264,136                1,145,976                1,205,911                 1,292,189
     11                      298,343                1,157,830                1,230,258                 1,339,016
     12                      334,260                1,168,927                1,255,125                 1,390,016
     13                      371,973                1,179,129                1,280,383                 1,446,049
     14                      411,571                1,191,794                1,309,505                 1,510,622
     15                      453,150                1,203,930                1,339,617                 1,581,701
     20                      694,385                1,255,033                1,504,607                 2,059,378
     25                    1,002,269                1,288,648                1,695,722                 2,833,850
     30                    1,395,216                1,297,829                1,910,446                 4,090,690


---------------------------------------------------------------------------------------------------------------------

                                                                           Policy Value (2)
                                                                     Assuming Hypothetical Gross
                                                                     Annual Investment Return of
                                           -------------------------------------------------------------------------

   End of           Accumulated                 0%                          6%                           12%
    Year            Premiums (1)            (-.99% Net)                (5.01% Net)                  (11.01% Net)
--------------      -----------------      --------------             ---------------             ------------------
      1                       21,000              17,029                      18,084                         19,139
      2                       43,050              33,445                      36,609                         39,901
      3                       66,203              49,219                      55,556                         62,416
      4                       90,513              64,467                      75,056                         86,978
      5                      116,038              79,236                      95,175                        113,855
      6                      142,840              93,480                     115,883                        143,224
      7                      170,982             107,308                     137,318                        175,465
      8                      200,531             120,697                     159,481                        210,850
      9                      231,558             133,604                     182,355                        249,659
     10                      264,136             145,976                     205,911                        292,189
     11                      298,343             157,830                     230,258                        339,016
     12                      334,260             168,927                     255,125                        390,200
     13                      371,973             179,129                     280,383                        446,049
     14                      411,571             191,794                     309,505                        510,622
     15                      453,150             203,930                     339,617                        581,701
     20                      694,385             255,033                     504,607                      1,059,378
     25                    1,002,269             288,648                     695,722                      1,833,850
     30                    1,395,216             297,829                     910,446                      3,090,690


--------------------------------------------------------------------------------------------------------------

                                                                                Surrender Value (2)
                                                                            Assuming Hypothetical Gross
                                                                            Annual Investment Return of
                                          --------------------------------------------------------------------

   End of           Accumulated                 0%                          6%                     12%
    Year            Premiums (1)           (-.99% Net)                 (5.01% Net)            (11.01% Net)
--------------      -----------------     ---------------             ---------------       ------------------
      1                       21,000               6,296                       7,351                    8,407
      2                       43,050              22,713                      25,877                   29,168
      3                       66,203              38,486                      44,824                   51,681
      4                       90,513              54,450                      65,039                   76,961
      5                      116,038              70,650                      86,589                  105,269
      6                      142,840              86,325                     108,728                  136,069
      7                      170,982             101,584                     131,594                  169,741
      8                      200,531             116,404                      15,518                  206,557
      9                      231,558             130,742                     179,493                  246,797
     10                      264,136             144,545                     204,480                  290,758
     11                      298,343             157,830                     230,258                  339,016
     12                      334,260             168,927                     255,125                  390,200
     13                      371,973             179,129                     280,383                  446,049
     14                      411,571             191,794                     309,505                  510,622
     15                      453,150             203,930                     339,617                  581,701
     20                      694,385             255,033                     504,607                1,059,378
     25                    1,002,269             288,648                     695,722                1,833,850
     30                    1,395,216             297,829                     910,446                3,090,690


(1)  Assumes net interest of 5% compounded annually.
(2)  Assumes no policy loans have been made.

The death benefit, policy value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




Illustration 5             PRINCIPAL LIFE INSURANCE COMPANY
                           EXECUTIVE VARIABLE UNIVERSAL LIFE
PLANNED PREMIUM $20,000    MALE AGE 45 PREFERRED NON-SMOKER       Initial Face Amount $1,000,000
                               ASSUMING CURRENT CHARGES                   Death Benefit Option 3
                                    (All States)

-----------------------------------------------------------------------------------------------------------------

                                                                          Death Benefit (2)
                                                                   Assuming Hypothetical Gross
                                                                   Annual Investment Return of
                                            ---------------------------------------------------------------------

   End of           Accumulated                    0%                        6%                       12%
    Year            Premiums (1)               (-.99% Net)              (5.01% Net)               (11.01% Net)
--------------      -----------------       ------------------        -----------------         -----------------
      1                       21,000                1,020,000                1,020,000                 1,020,000
      2                       43,050                1,040,000                1,040,000                 1,040,000
      3                       66,203                1,060,000                1,060,000                 1,060,000
      4                       90,513                1,080,000                1,080,000                 1,080,000
      5                      116,038                1,100,000                1,100,000                 1,100,000
      6                      142,840                1,120,000                1,120,000                 1,120,000
      7                      170,982                1,140,000                1,140,000                 1,140,000
      8                      200,531                1,160,000                1,160,000                 1,160,000
      9                      231,558                1,180,000                1,180,000                 1,180,000
     10                      264,136                1,200,000                1,200,000                 1,200,000
     11                      298,343                1,220,000                1,220,000                 1,220,000
     12                      334,260                1,240,000                1,240,000                 1,240,000
     13                      371,973                1,260,000                1,260,000                 1,260,000
     14                      411,571                1,280,000                1,280,000                 1,280,000
     15                      453,150                1,300,000                1,300,000                 1,300,000
     20                      694,385                1,400,000                1,400,000                 1,400,000
     25                    1,002,269                1,500,000                1,500,000                 2,213,983
     30                    1,395,216                1,600,000                1,600,000                 3,501,519


---------------------------------------------------------------------------------------------------------------

                                                                      Policy Value (2)
                                                                Assuming Hypothetical Gross
                                                                Annual Investment Return of
                                      -------------------------------------------------------------------------

   End of           Accumulated            0%                          6%                           12%
    Year            Premiums (1)       (-.99% Net)                (5.01% Net)                  (11.01% Net)
--------------      ----------------- --------------             ---------------             ------------------
      1                       21,000         17,027                      18,082                         19,138
      2                       43,050         33,437                      36,603                         39,897
      3                       66,203         49,195                      55,541                         62,409
      4                       90,513         64,416                      75,029                         86,981
      5                      116,038         79,145                      95,133                        113,878
      6                      142,840         93,330                     115,826                        143,294
      7                      170,982        107,079                     137,245                        175,620
      8                      200,531        120,364                     159,396                        211,149
      9                      231,558        133,136                     182,265                        250,188
     10                      264,136        145,331                     205,827                        293,073
     11                      298,343        156,952                     230,199                        340,443
     12                      334,260        167,742                     255,117                        392,441
     13                      371,973        177,537                     280,466                        449,495
     14                      411,571        189,978                     309,661                        515,060
     15                      453,150        201,836                     339,889                        587,483
     20                      694,385        250,209                     506,802                      1,082,792
     25                    1,002,269        277,160                     705,015                      1,908,606
     30                    1,395,216        270,574                     940,569                      3,272,448


----------------------------------------------------------------------------------------------------------------------

                                                                                   Surrender Value (2)
                                                                               Assuming Hypothetical Gross
                                                                               Annual Investment Return of
                                             --------------------------------------------------------------------

   End of           Accumulated                    0%                          6%                     12%
    Year            Premiums (1)              (-.99% Net)                 (5.01% Net)            (11.01% Net)
--------------      -----------------        ---------------             ---------------       ------------------
      1                       21,000                  6,294                       7,350                    8,406
      2                       43,050                 22,704                      25,871                   29,165
      3                       66,203                 38,462                      44,809                   51,677
      4                       90,513                 54,399                      65,012                   76,964
      5                      116,038                 70,559                      86,547                  105,292
      6                      142,840                 86,175                     108,671                  136,139
      7                      170,982                101,355                     131,521                  169,896
      8                      200,531                116,071                     155,103                  206,856
      9                      231,558                130,274                     179,403                  247,326
     10                      264,136                143,900                     204,396                  291,642
     11                      298,343                156,952                     230,199                  340,443
     12                      334,260                167,742                     255,117                  392,441
     13                      371,973                177,537                     280,466                  449,495
     14                      411,571                189,978                     309,661                  515,060
     15                      453,150                201,836                     339,889                  587,483
     20                      694,385                250,209                     506,802                1,082,792
     25                    1,002,269                277,160                     705,015                1,908,606
     30                    1,395,216                270,574                     940,569                3,272,448



(1)  Assumes net interest of 5% compounded annually.
(2)  Assumes no policy loans have been made.

The death benefit, policy value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No




Illustration 2            PRINCIPAL LIFE INSURANCE COMPANY
                          EXECUTIVE VARIABLE UNIVERSAL LIFE
PLANNED PREMIUM $20,000    MALE AGE 45 PREFERRED NON-SMOKER    Initial Face Amount $1,000,000
                              ASSUMING GUARANTEED CHARGES              Death Benefit Option 1
                                    (All States)

-------------------------------------------------------------------------------------------------------

                                                                   Death Benefit (2)
                                                              Assuming Hypothetical Gross
                                                              Annual Investment Return of
                                          -------------------------------------------------------------

   End of          Accumulated                  0%                     6%                     12%
    Year           Premiums (1)             (-.99% Net)           (5.01% Net)            (11.01% Net)
--------------     -----------------      ----------------      -----------------       ---------------
      1                      21,000             1,000,000              1,000,000              1,000,000
      2                      43,050             1,000,000              1,000,000              1,000,000
      3                      66,203             1,000,000              1,000,000              1,000,000
      4                      90,513             1,000,000              1,000,000              1,000,000
      5                     116,038             1,000,000              1,000,000              1,000,000
      6                     142,840             1,000,000              1,000,000              1,000,000
      7                     170,982             1,000,000              1,000,000              1,000,000
      8                     200,531             1,000,000              1,000,000              1,000,000
      9                     231,558             1,000,000              1,000,000              1,000,000
     10                     264,136             1,000,000              1,000,000              1,000,000
     11                     298,343             1,000,000              1,000,000              1,000,000
     12                     334,260             1,000,000              1,000,000              1,000,000
     13                     371,973             1,000,000              1,000,000              1,000,000
     14                     411,571             1,000,000              1,000,000              1,000,000
     15                     453,150             1,000,000              1,000,000              1,000,000
     20                     694,385             1,000,000              1,000,000              1,151,926
     25                   1,002,269             1,000,000              1,000,000              1,918,882
     30                   1,395,216             1,000,000              1,000,000              3,004,797


--------------------------------------------------------------------------------------------------------------

                                                                        Policy Value (2)
                                                                  Assuming Hypothetical Gross
                                                                  Annual Investment Return of
                                         ---------------------------------------------------------------------

   End of          Accumulated                0%                         6%                         12%
    Year           Premiums (1)           (-.99% Net)                (5.01% Net)                (11.01% Net)
--------------     -----------------     --------------            ----------------            ---------------
      1                      21,000             14,617                      15,595                     16,576
      2                      43,050             28,820                      31,694                     34,689
      3                      66,203             42,602                      48,309                     54,498
      4                      90,513             55,957                      65,459                     76,183
      5                     116,038             68,859                      83,142                     99,926
      6                     142,840             81,220                     101,291                    125,860
      7                     170,982             93,075                     119,970                    154,279
      8                     200,531            104,377                     139,162                    185,428
      9                     231,558            115,090                     158,860                    219,595
     10                     264,136            125,152                     179,040                    257,091
     11                     298,343            134,658                     199,897                    298,592
     12                     334,260            143,430                     221,257                    344,311
     13                     371,973            151,443                     243,144                    394,783
     14                     411,571            158,655                     265,573                    450,616
     15                     453,150            164,983                     288,531                    512,489
     20                     694,385            179,694                     410,952                    944,202
     25                   1,002,269            151,564                     546,536                  1,654,208
     30                   1,395,216             42,678                     703,418                  2,808,222


----------------------------------------------------------------------------------------------------------------

                                                                     Surrender Value (2)
                                                                 Assuming Hypothetical Gross
                                                                 Annual Investment Return of
                                         ------------------------------------------------------------------

   End of          Accumulated                0%                         6%                      12%
    Year           Premiums (1)           (-.99% Net)               (5.01% Net)              (11.01% Net)
--------------     -----------------     --------------            ---------------          ---------------
      1                      21,000              3,885                      4,863                    5,843
      2                      43,050             18,088                     20,961                   23,956
      3                      66,203             31,870                     37,577                   43,766
      4                      90,513             45,940                     55,442                   66,166
      5                     116,038             60,273                     74,556                   91,340
      6                     142,840             74,065                     94,136                  118,705
      7                     170,982             87,351                    114,246                  148,555
      8                     200,531            100,084                    134,869                  181,135
      9                     231,558            112,228                    155,998                  216,733
     10                     264,136            123,721                    177,609                  255,660
     11                     298,343            134,658                    199,897                  298,592
     12                     334,260            143,430                    221,257                  344,311
     13                     371,973            151,443                    243,144                  394,783
     14                     411,571            158,655                    265,573                  450,616
     15                     453,150            164,983                    288,531                  512,489
     20                     694,385            179,694                    410,952                  944,202
     25                   1,002,269            151,564                    546,536                1,654,208
     30                   1,395,216             42,678                    703,418                2,808,222



(1)  Assumes net interest of 5% compounded annually.
(2)  Assumes no policy loans have been made.

The death benefit, policy value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




Illustration 4             PRINCIPAL LIFE INSURANCE COMPANY
                           EXECUTIVE VARIABLE UNIVERSAL LIFE
PLANNED PREMIUM $20,000    MALE AGE 45 PREFERRED NON-SMOKER      Initial Face Amount $1,000,000
                              ASSUMING GUARANTEED CHARGES                Death Benefit Option 2
                                    (All States)

---------------------------------------------------------------------------------------------------------

                                                                   Death Benefit (2)
                                                              Assuming Hypothetical Gross
                                                              Annual Investment Return of
                                          --------------------------------------------------------------

   End of          Accumulated                  0%                     6%                     12%
    Year           Premiums (1)             (-.99% Net)           (5.01% Net)            (11.01% Net)
--------------     -----------------      ----------------      -----------------       ----------------
      1                      21,000             1,014,563              1,015,538              1,016,515
      2                      43,050             1,028,657              1,031,513              1,034,490
      3                      66,203             1,042,268              1,047,925              1,054,059
      4                      90,513             1,055,384              1,064,774              1,075,370
      5                     116,038             1,067,973              1,082,040              1,098,564
      6                     142,840             1,079,936              1,099,630              1,123,725
      7                     170,982             1,091,298              1,117,578              1,151,082
      8                     200,531             1,101,998              1,135,830              1,180,793
      9                     231,558             1,111,986              1,154,337              1,213,043
     10                     264,136             1,121,182              1,173,019              1,248,006
     11                     298,343             1,129,660              1,192,007              1,286,183
     12                     334,260             1,137,227              1,211,059              1,327,584
     13                     371,973             1,143,844              1,230,127              1,372,500
     14                     411,571             1,149,456              1,249,140              1,421,234
     15                     453,150             1,153,956              1,267,973              1,474,066
     20                     694,385             1,155,344              1,353,755              1,810,939
     25                   1,002,269             1,106,188              1,403,641              2,303,886
     30                   1,395,216                     -              1,370,644              3,013,285


---------------------------------------------------------------------------------------------------------------

                                                                        Policy Value (2)
                                                                   Assuming Hypothetical Gross
                                                                   Annual Investment Return of
                                         ---------------------------------------------------------------------

   End of          Accumulated                0%                         6%                         12%
    Year           Premiums (1)           (-.99% Net)                (5.01% Net)                (11.01% Net)
--------------     -----------------     --------------            ----------------            ---------------
      1                      21,000             14,563                      15,538                     16,515
      2                      43,050             28,657                      31,513                     34,490
      3                      66,203             42,268                      47,925                     54,059
      4                      90,513             55,384                      64,774                     75,370
      5                     116,038             67,973                      82,040                     98,564
      6                     142,840             79,936                      99,630                    123,725
      7                     170,982             91,298                     117,578                    151,082
      8                     200,531            101,998                     135,830                    180,793
      9                     231,558            111,986                     154,337                    213,043
     10                     264,136            121,182                     173,019                    248,006
     11                     298,343            129,660                     192,007                    286,183
     12                     334,260            137,227                     211,059                    327,584
     13                     371,973            143,844                     230,127                    372,500
     14                     411,571            149,456                     249,140                    421,234
     15                     453,150            153,956                     267,973                    474,066
     20                     694,385            155,344                     353,755                    810,939
     25                   1,002,269            106,188                     403,641                  1,303,886
     30                   1,395,216                  -                     370,644                  2,013,285


---------------------------------------------------------------------------------------------------------------

                                                                    Surrender Value (2)
                                                                 Assuming Hypothetical Gross
                                                                 Annual Investment Return of
                                        ------------------------------------------------------------------

   End of          Accumulated               0%                         6%                      12%
    Year           Premiums (1)          (-.99% Net)               (5.01% Net)              (11.01% Net)
--------------     -----------------    --------------            ---------------          ---------------
      1                      21,000             3,830                      4,805                    2,782
      2                      43,050            17,924                     20,781                   23,757
      3                      66,203            31,536                     37,193                   43,327
      4                      90,513            45,367                     54,757                   65,353
      5                     116,038            59,387                     73,454                   89,978
      6                     142,840            72,781                     92,475                  116,570
      7                     170,982            85,574                    111,854                  145,358
      8                     200,531            97,705                    131,537                  176,500
      9                     231,558           109,124                    151,475                  210,181
     10                     264,136           119,751                    171,588                  246,575
     11                     298,343           129,660                    192,007                  286,183
     12                     334,260           137,227                    211,059                  327,584
     13                     371,973           143,844                    230,127                  372,500
     14                     411,571           149,456                    249,140                  421,234
     15                     453,150           153,956                    267,973                  474,066
     20                     694,385           155,344                    353,755                  810,939
     25                   1,002,269           106,188                    403,641                1,303,886
     30                   1,395,216                 -                    370,644                2,013,285


(1)  Assumes net interest of 5% compounded annually.
(2)  Assumes no policy loans have been made.

The death benefit, policy value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.




Illustration 6             PRINCIPAL LIFE INSURANCE COMPANY
                           EXECUTIVE VARIABLE UNIVERSAL LIFE
PLANNED PREMIUM $20,000    MALE AGE 45 PREFERRED NON-SMOKER      Initial Face Amount $1,000,000
                              ASSUMING GUARANTEED CHARGES                Death Benefit Option 3
                                     (All States)

---------------------------------------------------------------------------------------------------------

                                                                   Death Benefit (2)
                                                               Assuming Hypothetical Gross
                                                               Annual Investment Return of
                                          --------------------------------------------------------------

   End of          Accumulated                  0%                     6%                     12%
    Year           Premiums (1)             (-.99% Net)           (5.01% Net)            (11.01% Net)
--------------     -----------------      ----------------      -----------------       ----------------
      1                      21,000             1,020,000              1,020,000              1,020,000
      2                      43,050             1,040,000              1,040,000              1,040,000
      3                      66,203             1,060,000              1,060,000              1,060,000
      4                      90,513             1,080,000              1,080,000              1,080,000
      5                     116,038             1,100,000              1,100,000              1,100,000
      6                     142,840             1,120,000              1,120,000              1,120,000
      7                     170,982             1,140,000              1,140,000              1,140,000
      8                     200,531             1,160,000              1,160,000              1,160,000
      9                     231,558             1,180,000              1,180,000              1,180,000
     10                     264,136             1,200,000              1,200,000              1,200,000
     11                     298,343             1,220,000              1,220,000              1,220,000
     12                     334,260             1,240,000              1,240,000              1,240,000
     13                     371,973             1,260,000              1,260,000              1,260,000
     14                     411,571             1,280,000              1,280,000              1,280,000
     15                     453,150             1,300,000              1,300,000              1,300,000
     20                     694,385             1,400,000              1,400,000              1,400,000
     25                   1,002,269             1,500,000              1,500,000              1,718,525
     30                   1,395,216                     -              1,600,000              2,704,655


--------------------------------------------------------------------------------------------------------------

                                                                        Policy Value (2)
                                                                   Assuming Hypothetical Gross
                                                                   Annual Investment Return of
                                         ---------------------------------------------------------------------

   End of          Accumulated                0%                         6%                         12%
    Year           Premiums (1)           (-.99% Net)                (5.01% Net)                (11.01% Net)
--------------     -----------------     --------------            ----------------            ---------------
      1                      21,000             14,551                      15,527                     16,506
      2                      43,050             28,612                      31,475                     34,459
      3                      66,203             42,166                      47,841                     53,998
      4                      90,513             55,192                      64,624                     75,273
      5                     116,038             67,651                      81,800                     98,436
      6                     142,840             79,438                      99,277                    123,582
      7                     170,982             90,564                     117,084                    150,955
      8                     200,531            100,545                     135,164                    180,740
      9                     231,558            110,545                     153,465                    213,155
     10                     264,136            119,229                     171,902                    248,420
     11                     298,343            127,054                     190,599                    287,099
     12                     334,260            133,798                     209,311                    329,287
     13                     371,973            139,389                     227,982                    375,383
     14                     411,571            143,727                     246,534                    425,827
     15                     453,150            146,651                     264,830                    481,089
     20                     694,385            132,510                     345,977                    852,372
     25                   1,002,269             38,886                     381,913                  1,481,487
     30                   1,395,216                  -                     295,278                  2,527,715


---------------------------------------------------------------------------------------------------------------

                                                                    Surrender Value (2)
                                                                 Assuming Hypothetical Gross
                                                                 Annual Investment Return of
                                        ------------------------------------------------------------------

   End of          Accumulated               0%                         6%                      12%
    Year           Premiums (1)          (-.99% Net)               (5.01% Net)              (11.01% Net)
--------------     -----------------    --------------            ---------------          ---------------
      1                      21,000             3,819                      4,795                    5,773
      2                      43,050            17,880                     20,743                   23,727
      3                      66,203            31,433                     37,109                   43,265
      4                      90,513            45,175                     54,607                   65,256
      5                     116,038            59,065                     73,214                   89,850
      6                     142,840            72,283                     92,122                  116,427
      7                     170,982            84,840                    111,360                  145,231
      8                     200,531            96,663                    130,871                  176,447
      9                     231,558           107,683                    150,603                  210,293
     10                     264,136           117,798                    170,471                  246,989
     11                     298,343           127,054                    190,599                  287,099
     12                     334,260           133,798                    209,311                  329,287
     13                     371,973           139,389                    227,982                  375,383
     14                     411,571           143,727                    246,534                  425,827
     15                     453,150           146,651                    264,830                  481,089
     20                     694,385           132,510                    345,977                  852,372
     25                   1,002,269            38,886                    381,913                1,481,487
     30                   1,395,216                 -                    295,278                2,527,715


(1)  Assumes net interest of 5% compounded annually.
(2)  Assumes no policy loans have been made.

The death benefit, policy value and surrender value will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment results are illustrative only and should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and surrender value for a policy would be different from those shown if actual rates of investment return applicable to the policy averaged 0%, 6%, or 12% over a period of years, but also fluctuated above or below that average for individual policy years. The death benefit, policy value and surrender value for a policy would also be different from those shown, depending on the investment allocations made to the investment divisions of the separate account and the different rates or return of the Fund portfolios, if the actual rates of investment return applicable to the policy averaged 0%, 6%, or 12%, but varied above or below that average for individual divisions. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


APPENDIX C - TARGET PREMIUM

                                       TABLE 1:

                               STANDARD/PREFERRED
                                 TARGET PREMIUMS
                       ANNUAL PER $1000 POLICY FACE AMOUNT
                              NONSMOKER AND SMOKER
AGE     MALE     FEMALE    UNISEX          AGE       MALE     FEMALE      UNISEX
0       3.50       2.83      3.41           45      14.31      11.93       14.00
1       3.50       2.83      3.41           46      15.08      12.53       14.75
2       3.50       2.83      3.41           47      15.90      13.16       15.54
3       3.50       2.83      3.41           48      16.77      13.83       16.39
4       3.50       2.83      3.41           49      17.70      14.54       17.29
5       3.50       2.83      3.41           50      18.68      15.30       18.24
6       3.50       2.83      3.41           51      19.74      16.10       19.27
7       3.50       2.83      3.41           52      20.86      16.94       20.35
8       3.50       2.83      3.41           53      22.05      17.85       21.50
9       3.50       2.83      3.41           54      23.32      18.80       22.73
10      3.50       2.83      3.41           55      24.67      19.82       24.04
11      3.65       2.91      3.55           56      26.11      20.90       25.43
12      3.80       3.00      3.70           57      27.65      22.05       26.92
13      3.95       3.08      3.84           58      29.30      23.29       28.52
14      4.10       3.17      3.98           59      31.05      24.62       30.21
15      4.25       3.25      4.12           60      32.93      26.06       32.04
16      4.62       3.63      4.49           61      34.94      27.60       33.99
17      4.99       4.00      4.86           62      37.10      29.26       36.08
18      5.36       4.38      5.23           63      39.40      31.06       38.32
19      5.73       4.75      5.60           64      41.86      32.97       40.70
20      6.10       5.13      5.97           65      44.48      35.02       43.25
21      6.11       5.16      5.99           66      47.29      37.21       45.98
22      6.12       5.20      6.00           67      50.30      39.58       48.91
23      6.13       5.23      6.01           68      53.52      42.14       52.04
24      6.14       5.27      6.03           69      56.98      44.93       55.41
25      6.15       5.30      6.04           70      60.71      47.98       59.06
26      6.29       5.42      6.18           71      64.73      51.30       62.98
27      6.43       5.54      6.31           72      69.02      54.93       67.19
28      6.57       5.65      6.45           73      73.62      58.86       71.70
29      6.71       5.77      6.59           74      78.48      63.12       76.48
30      6.85       5.89      6.73           75      83.65      67.71       81.58
31      7.17       6.16      7.04           76      87.77      71.45       85.65
32      7.51       6.44      7.37           77      91.89      75.20       89.72
33      7.87       6.74      7.72           78      96.00      78.94       93.78
34      8.25       7.06      8.10           79     100.12      82.69       97.85
35      8.66       7.40      8.50           80     104.24      86.43      101.92
36      9.10       7.76      8.93           81     113.32      95.74      111.03
37      9.55       8.13      9.37           82     122.40     105.05      120.14
38     10.03       8.53      9.84           83     131.48     114.36      129.25
39     10.54       8.94     10.33           84     140.56     123.67      138.36
40     11.09       9.38     10.87           85     149.64     132.98      147.47
41     11.66       9.83     11.42
42     12.26      10.32     12.01
43     12.91      10.82     12.64
44     13.59      11.36     13.30



APPENDIX D - APPLICABLE PERCENTAGES (FOR LIFE INSURANCE DEFINITION TEST)


 GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

  INSURED'S    PERCENTAGE OF    INSURED'S    PERCENTAGE OF    INSURED'S     PERCENTAGE OF
 ATTAINED AGE   POLICY VALUE   ATTAINED AGE   POLICY VALUE   ATTAINED AGE    POLICY VALUE
      20           250.00           47           203.00           74            107.00
      21           250.00           48           197.00           75            105.00
      22           250.00           49           191.00           76            105.00
      23           250.00           50           185.00           77            105.00
      24           250.00           51           178.00           78            105.00
      25           250.00           52           171.00           79            105.00
      26           250.00           53           164.00           80            105.00
      27           250.00           54           157.00           81            105.00
      28           250.00           55           150.00           82            105.00
      29           250.00           56           146.00           83            105.00
      30           250.00           57           142.00           84            105.00
      31           250.00           58           138.00           85            105.00
      32           250.00           59           134.00           86            105.00
      33           250.00           60           130.00           87            105.00
      34           250.00           61           128.00           88            105.00
      35           250.00           62           126.00           89            105.00
      36           250.00           63           124.00           90            105.00
      37           250.00           64           122.00           91            104.00
      38           250.00           65           120.00           92            103.00
      39           250.00           66           119.00           93            102.00
      40           250.00           67           118.00           94            101.00
      41           243.00           68           117.00           95            101.00
      42           236.00           69           116.00           96            101.00
      43           229.00           70           115.00           97            101.00
      44           222.00           71           113.00           98            101.00
      45           215.00           72           111.00           99            101.00
      46           209.00           73           109.00


 CASH VALUE ACCUMULATION TEST (PERCENTAGE OF POLICY VALUE) - MALE
    RISK       PREFERRED OR
   CLASS:        STANDARD       A        B        C        D        E        F        G         H
ATTAINED AGE:
     20           639.37%     534.87%  499.92%  471.57%  427.89%  395.39%  369.97%  349.40%   317.80%
     21           621.01%     520.61%  487.03%  459.79%  417.81%  386.56%  362.12%  342.32%   311.91%
     22           603.00%     506.56%  474.31%  448.14%  407.80%  377.76%  354.27%  335.24%   305.99%
     23           585.25%     492.64%  461.66%  436.52%  397.78%  368.92%  346.35%  328.06%   299.94%
     24           567.76%     478.82%  449.08%  424.94%  387.73%  360.02%  338.34%  320.77%   293.76%
     25           550.50%     465.11%  436.55%  413.38%  377.66%  351.05%  330.24%  313.37%   287.43%
     26           533.49%     451.50%  424.08%  401.84%  367.55%  342.01%  322.03%  305.84%   280.93%
     27           516.76%     438.04%  411.72%  390.37%  357.45%  332.95%  313.77%  298.23%   274.33%
     28           500.37%     424.80%  399.53%  379.03%  347.44%  323.92%  305.52%  290.61%   267.68%
     29           484.35%     411.79%  387.54%  367.86%  337.55%  314.98%  297.32%  283.02%   261.02%
     30           468.73%     399.07%  375.79%  356.91%  327.82%  306.16%  289.22%  275.50%   254.40%
     31           453.53%     386.65%  364.31%  346.19%  318.27%  297.49%  281.25%  268.08%   247.85%
     32           438.79%     374.58%  353.14%  335.74%  308.96%  289.03%  273.44%  260.82%   241.42%
     33           424.48%     362.84%  342.26%  325.57%  299.87%  280.75%  265.81%  253.70%   235.10%
     34           410.64%     351.47%  331.72%  315.71%  291.05%  272.71%  258.38%  246.77%   228.94%
     35           397.25%     340.46%  321.50%  306.14%  282.49%  264.90%  251.15%  240.03%   222.94%
     36           384.33%     329.81%  311.63%  296.88%  274.20%  257.33%  244.15%  233.49%   217.11%
     37           371.86%     319.54%  302.08%  287.94%  266.18%  250.01%  237.38%  227.15%   211.47%
     38           359.85%     309.63%  292.89%  279.32%  258.46%  242.95%  230.84%  221.05%   206.02%
     39           348.28%     300.10%  284.04%  271.03%  251.02%  236.15%  224.55%  215.17%   200.77%
     40           337.17%     290.93%  275.53%  263.05%  243.87%  229.62%  218.50%  209.51%   195.73%
     41           326.48%     282.12%  267.35%  255.38%  237.00%  223.35%  212.70%  204.09%   190.90%
     42           316.22%     273.67%  259.50%  248.03%  230.41%  217.33%  207.14%  198.89%   186.27%
     43           306.36%     265.54%  251.96%  240.97%  224.08%  211.56%  201.79%  193.91%   181.83%
     44           296.89%     257.74%  244.72%  234.19%  218.01%  206.02%  196.68%  189.13%   177.58%
     45           287.78%     250.25%  237.77%  227.68%  212.19%  200.71%  191.76%  184.54%   173.50%
     46           279.04%     243.05%  231.09%  221.43%  206.59%  195.61%  187.05%  180.15%   169.60%
     47           270.63%     236.13%  224.68%  215.42%  201.22%  190.71%  182.53%  175.93%   165.85%
     48           262.54%     229.48%  218.51%  209.64%  196.05%  186.00%  178.18%  171.87%   162.25%
     49           254.76%     223.07%  212.57%  204.08%  191.08%  181.46%  173.99%  167.97%   158.78%
     50           247.28%     216.92%  206.86%  198.73%  186.30%  177.11%  169.96%  164.22%   155.45%
     51           240.08%     210.99%  201.36%  193.59%  181.69%  172.91%  166.09%  160.60%   152.24%
     52           233.17%     205.31%  196.09%  188.65%  177.28%  168.89%  162.38%  157.14%   149.17%
     53           226.54%     199.86%  191.04%  183.93%  173.06%  165.04%  158.83%  153.84%   146.24%
     54           220.19%     194.64%  186.21%  179.41%  169.02%  161.37%  155.45%  150.69%   143.45%
     55           214.12%     189.67%  181.60%  175.10%  165.18%  157.88%  152.23%  147.70%   140.81%
     56           208.30%     184.91%  177.20%  170.99%  161.52%  154.56%  149.17%  144.85%   138.30%
     57           202.74%     180.36%  172.99%  167.06%  158.03%  151.39%  146.26%  142.15%   135.93%
     58           197.41%     176.01%  168.97%  163.31%  154.69%  148.37%  143.49%  139.58%   133.66%
     59           192.30%     171.83%  165.11%  159.71%  151.50%  145.48%  140.83%  137.12%   131.50%
     60           187.39%     167.83%  161.41%  156.26%  148.43%  142.70%  138.29%  134.76%   129.43%
     61           182.68%     163.99%  157.87%  152.96%  145.50%  140.05%  135.86%  132.51%   127.46%
     62           178.18%     160.32%  154.48%  149.80%  142.70%  137.52%  133.53%  130.35%   125.57%
     63           173.87%     156.81%  151.24%  146.78%  140.03%  135.10%  131.32%  128.31%   123.78%
     64           169.75%     153.47%  148.17%  143.92%  137.50%  132.82%  129.23%  126.38%   122.09%
     65           165.83%     150.30%  145.24%  141.20%  135.10%  130.66%  127.26%  124.56%   120.51%
     66           162.10%     147.29%  142.47%  138.63%  132.83%  128.62%  125.40%  122.85%   119.02%
     67           158.55%     144.42%  139.84%  136.18%  130.68%  126.69%  123.65%  121.23%   117.62%
     68           155.15%     141.69%  137.33%  133.86%  128.64%  124.86%  121.98%  119.70%   116.30%
     69           151.90%     139.08%  134.93%  131.64%  126.68%  123.11%  120.39%  118.25%   115.05%
     70           148.80%     136.58%  132.64%  129.51%  124.82%  121.44%  118.88%  116.85%   113.85%
     71           145.83%     134.19%  130.45%  127.48%  123.04%  119.85%  117.43%  115.52%   112.70%
     72           143.00%     131.93%  128.37%  125.56%  121.35%  118.33%  116.05%  114.26%   111.61%
     73           140.33%     129.79%  126.41%  123.74%  119.76%  116.91%  114.76%  113.07%   110.58%
     74           137.81%     127.78%  124.58%  122.05%  118.28%  115.59%  113.56%  111.97%   109.63%
     75           135.45%     125.92%  122.88%  120.48%  116.91%  114.37%  112.46%  110.97%   108.77%
     76           133.24%     124.18%  121.30%  119.03%  115.66%  113.26%  111.46%  110.05%   107.99%
     77           131.17%     122.56%  119.83%  117.68%  114.50%  112.24%  110.54%  109.22%   107.28%
     78           129.21%     121.05%  118.46%  116.43%  113.42%  111.29%  109.70%  108.45%   106.64%
     79           127.36%     119.61%  117.16%  115.24%  112.41%  110.40%  108.90%  107.74%   106.04%
     80           125.59%     118.24%  115.93%  114.11%  111.44%  109.56%  108.15%  107.06%   105.47%
     81           123.91%     116.94%  114.75%  113.04%  110.52%  108.76%  107.44%  106.42%   104.93%
     82           122.31%     115.71%  113.64%  112.02%  109.65%  107.99%  106.76%  105.80%   104.42%
     83           120.81%     114.55%  112.60%  111.07%  108.83%  107.27%  106.11%  105.22%   103.93%
     84           119.41%     113.48%  111.63%  110.19%  108.08%  106.61%  105.52%  104.69%   103.48%
     85           118.11%     112.50%  110.75%  109.38%  107.39%  106.01%  104.99%  104.20%   103.07%
     86           116.91%     111.61%  109.95%  108.65%  106.77%  105.47%  104.51%  103.77%   102.71%
     87           115.79%     110.79%  109.21%  107.99%  106.21%  104.98%  104.08%  103.38%   102.39%
     88           114.74%     110.03%  108.55%  107.39%  105.71%  104.55%  103.69%  103.04%   102.11%
     89           113.74%     109.32%  107.93%  106.84%  105.25%  104.15%  103.34%  102.73%   101.97%
     90           112.77%     108.65%  107.34%  106.32%  104.82%  103.78%  103.02%  102.44%   101.00%
     91           111.80%     108.00%  106.78%  105.82%  104.42%  103.44%  102.72%  102.18%   101.00%
     92           110.82%     107.34%  106.22%  105.33%  104.02%  103.11%  102.44%  101.97%   101.00%
     93           109.79%     106.66%  105.64%  104.82%  103.62%  102.78%  102.16%  101.00%   101.00%
     94           108.68%     105.91%  105.00%  104.27%  103.19%  102.42%  101.97%  101.00%   101.00%
     95           107.47%     105.07%  104.28%  103.64%  102.69%  102.01%  101.00%  101.00%   101.00%
     96           106.16%     104.13%  103.48%  102.92%  102.13%  101.97%  101.00%  101.00%   101.00%
     97           104.76%     103.10%  102.60%  102.13%  101.97%  101.00%  101.00%  101.00%   101.00%
     98           103.33%     102.02%  101.97%  101.97%  101.00%  101.00%  101.00%  101.00%   101.00%
     99           101.97%     101.97%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%
    100+          101.00%     101.00%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%


 CASH VALUE ACCUMULATION TEST (PERCENTAGE OF POLICY VALUE) - FEMALE
    RISK       PREFERRED OR
   CLASS:        STANDARD       A        B        C        D        E        F        G         H
ATTAINED AGE:
     20           762.99%     637.79%  595.38%  560.82%  507.35%  467.43%  436.19%  410.90%   372.11%
     21           738.68%     618.38%  577.63%  544.40%  492.99%  454.60%  424.55%  400.21%   362.87%
     22           715.05%     599.48%  560.31%  528.38%  478.96%  442.04%  413.13%  389.71%   353.78%
     23           692.09%     581.06%  543.43%  512.74%  465.23%  429.74%  401.94%  379.41%   344.84%
     24           669.78%     563.13%  526.97%  497.48%  451.82%  417.70%  390.96%  369.30%   336.05%
     25           648.14%     545.70%  510.96%  482.63%  438.74%  405.94%  380.24%  359.41%   327.43%
     26           627.11%     528.72%  495.35%  468.13%  425.96%  394.44%  369.73%  349.71%   318.95%
     27           606.71%     512.22%  480.16%  454.01%  413.50%  383.20%  359.46%  340.21%   310.64%
     28           586.92%     496.17%  465.39%  440.27%  401.34%  372.24%  349.42%  330.92%   302.49%
     29           567.76%     480.61%  451.04%  426.91%  389.52%  361.56%  339.63%  321.85%   294.53%
     30           549.18%     465.50%  437.10%  413.93%  378.02%  351.15%  330.08%  313.00%   286.74%
     31           531.21%     450.86%  423.59%  401.33%  366.84%  341.03%  320.79%  304.38%   279.15%
     32           513.81%     436.66%  410.48%  389.10%  355.98%  331.19%  311.75%  295.98%   271.74%
     33           496.96%     422.89%  397.75%  377.23%  345.42%  321.61%  302.94%  287.79%   264.51%
     34           480.65%     409.53%  385.39%  365.69%  335.14%  312.28%  294.35%  279.80%   257.43%
     35           464.89%     396.62%  373.45%  354.53%  325.20%  303.25%  286.03%  272.05%   250.57%
     36           449.66%     384.12%  361.87%  343.71%  315.55%  294.48%  277.94%  264.52%   243.89%
     37           434.98%     372.07%  350.72%  333.29%  306.25%  286.02%  270.14%  257.26%   237.45%
     38           420.85%     360.48%  339.98%  323.25%  297.30%  277.88%  262.63%  250.26%   231.25%
     39           407.27%     349.33%  329.66%  313.60%  288.70%  270.06%  255.43%  243.55%   225.29%
     40           394.23%     338.64%  319.77%  304.36%  280.46%  262.57%  248.53%  237.14%   219.61%
     41           381.72%     328.39%  310.29%  295.51%  272.58%  255.41%  241.94%  231.01%   214.19%
     42           369.72%     318.57%  301.21%  287.03%  265.04%  248.58%  235.65%  225.16%   209.03%
     43           358.21%     309.16%  292.51%  278.91%  257.83%  242.04%  229.64%  219.58%   204.11%
     44           347.14%     300.11%  284.14%  271.11%  250.90%  235.76%  223.88%  214.23%   199.39%
     45           336.48%     291.40%  276.10%  263.61%  244.23%  229.72%  218.33%  209.09%   194.87%
     46           326.22%     283.02%  268.35%  256.38%  237.82%  223.92%  213.00%  204.14%   190.52%
     47           316.33%     274.93%  260.88%  249.41%  231.63%  218.31%  207.86%  199.38%   186.32%
     48           306.78%     267.12%  253.67%  242.69%  225.66%  212.91%  202.90%  194.77%   182.27%
     49           297.58%     259.60%  246.71%  236.20%  219.90%  207.69%  198.11%  190.33%   178.37%
     50           288.71%     252.34%  240.01%  229.94%  214.34%  202.66%  193.49%  186.05%   174.61%
     51           280.16%     245.35%  233.54%  223.92%  208.99%  197.82%  189.05%  181.93%   170.99%
     52           271.93%     238.60%  227.31%  218.10%  203.83%  193.15%  184.77%  177.97%   167.51%
     53           263.99%     232.11%  221.31%  212.50%  198.86%  188.65%  180.65%  174.15%   164.16%
     54           256.36%     225.87%  215.54%  207.13%  194.09%  184.34%  176.70%  170.49%   160.96%
     55           249.00%     219.85%  209.99%  201.95%  189.50%  180.20%  172.90%  166.98%   157.89%
     56           241.92%     214.06%  204.64%  196.96%  185.08%  176.20%  169.25%  163.61%   154.94%
     57           235.07%     208.46%  199.46%  192.14%  180.81%  172.34%  165.71%  160.34%   152.09%
     58           228.45%     203.02%  194.44%  187.45%  176.65%  168.59%  162.27%  157.16%   149.31%
     59           222.01%     197.74%  189.55%  182.88%  172.59%  164.91%  158.90%  154.04%   146.57%
     60           215.77%     192.59%  184.78%  178.43%  168.62%  161.31%  155.60%  150.97%   143.88%
     61           209.70%     187.58%  180.14%  174.08%  164.75%  157.79%  152.36%  147.96%   141.23%
     62           203.84%     182.74%  175.64%  169.87%  160.98%  154.37%  149.21%  145.03%   138.65%
     63           198.20%     178.06%  171.30%  165.81%  157.36%  151.07%  146.17%  142.21%   136.15%
     64           192.79%     173.59%  167.16%  161.93%  153.90%  147.93%  143.27%  139.52%   133.78%
     65           187.61%     169.33%  163.20%  158.24%  150.60%  144.94%  140.53%  136.98%   131.55%
     66           182.67%     165.26%  159.43%  154.72%  147.47%  142.11%  137.93%  134.57%   129.45%
     67           177.93%     161.37%  155.83%  151.36%  144.49%  139.41%  135.46%  132.29%   127.45%
     68           173.38%     157.62%  152.37%  148.12%  141.62%  136.82%  133.09%  130.10%   125.55%
     69           168.99%     154.01%  149.02%  145.00%  138.84%  134.30%  130.79%  127.97%   123.69%
     70           164.74%     150.50%  145.77%  141.96%  136.14%  131.86%  128.55%  125.89%   121.87%
     71           160.64%     147.11%  142.63%  139.02%  133.52%  129.48%  126.36%  123.87%   120.10%
     72           156.70%     143.86%  139.61%  136.20%  131.00%  127.19%  124.26%  121.91%   118.38%
     73           152.93%     140.75%  136.73%  133.50%  128.60%  125.01%  122.25%  120.05%   116.74%
     74           149.37%     137.82%  134.02%  130.96%  126.34%  122.96%  120.37%  118.31%   115.21%
     75           146.01%     135.06%  131.47%  128.59%  124.23%  121.05%  118.62%  116.69%   113.80%
     76           142.84%     132.48%  129.09%  126.37%  122.27%  119.29%  117.01%  115.21%   112.51%
     77           139.87%     130.07%  126.87%  124.31%  120.45%  117.66%  115.53%  113.84%   111.33%
     78           137.06%     127.80%  124.78%  122.38%  118.76%  116.14%  114.15%  112.58%   110.24%
     79           134.40%     125.66%  122.82%  120.56%  117.16%  114.72%  112.86%  111.40%   109.23%
     80           131.87%     123.63%  120.96%  118.84%  115.66%  113.38%  111.65%  110.29%   108.28%
     81           129.49%     121.72%  119.21%  117.22%  114.24%  112.11%  110.51%  109.24%   107.38%
     82           127.23%     119.92%  117.56%  115.69%  112.91%  110.93%  109.43%  108.26%   106.54%
     83           125.12%     118.24%  116.03%  114.28%  111.67%  109.82%  108.44%  107.35%   105.76%
     84           123.16%     116.70%  114.62%  112.98%  110.54%  108.82%  107.53%  106.53%   105.06%
     85           121.34%     115.28%  113.33%  111.79%  109.52%  107.91%  106.71%  105.78%   104.42%
     86           119.66%     113.98%  112.15%  110.72%  108.59%  107.09%  105.98%  105.11%   103.86%
     87           118.10%     112.79%  111.08%  109.74%  107.75%  106.36%  105.32%  104.52%   103.36%
     88           116.64%     111.69%  110.10%  108.85%  107.00%  105.70%  104.73%  103.99%   102.91%
     89           115.27%     110.68%  109.20%  108.03%  106.31%  105.10%  104.20%  103.51%   102.51%
     90           113.97%     109.73%  108.36%  107.27%  105.67%  104.55%  103.72%  103.07%   102.16%
     91           112.71%     108.83%  107.56%  106.56%  105.08%  104.04%  103.27%  102.68%   101.97%
     92           111.48%     107.95%  106.80%  105.88%  104.52%  103.57%  102.85%  102.31%   101.00%
     93           110.24%     107.08%  106.04%  105.21%  103.98%  103.11%  102.46%  101.97%   101.00%
     94           108.97%     106.19%  105.27%  104.53%  103.43%  102.64%  102.06%  101.00%   101.00%
     95           107.64%     105.23%  104.44%  103.80%  102.84%  102.16%  101.97%  101.00%   101.00%
     96           106.24%     104.21%  103.56%  103.01%  102.21%  101.97%  101.00%  101.00%   101.00%
     97           104.79%     103.13%  102.64%  102.17%  101.97%  101.00%  101.00%  101.00%   101.00%
     98           103.34%     102.04%  101.97%  101.97%  101.00%  101.00%  101.00%  101.00%   101.00%
     99           101.97%     101.97%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%
    100+          101.00%     101.00%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%


 CASH VALUE ACCUMULATION TEST (PERCENTAGE OF POLICY VALUE) - UNISEX
                PREFERRED OR
 RISK CLASS:      STANDARD       A        B        C        D        E        F        G         H
ATTAINED AGE:
     20           660.51%      551.81%  515.46%  485.97%  440.56%  406.80%  380.43%  359.09%   326.35%
     21           641.23%      536.78%  501.85%  473.50%  429.86%  397.39%  372.02%  351.49%   319.98%
     22           622.33%      522.00%  488.43%  461.19%  419.25%  388.04%  363.65%  343.90%   313.59%
     23           603.74%      507.36%  475.11%  448.95%  408.64%  378.66%  355.21%  336.24%   307.09%
     24           585.45%      492.88%  461.91%  436.78%  398.07%  369.26%  346.74%  328.50%   300.49%
     25           567.49%      478.59%  448.84%  424.71%  387.53%  359.86%  338.23%  320.72%   293.81%
     26           549.81%      464.44%  435.87%  412.70%  377.00%  350.43%  329.66%  312.84%   287.00%
     27           532.48%      450.50%  423.07%  400.82%  366.54%  341.04%  321.09%  304.94%   280.14%
     28           515.51%      436.78%  410.45%  389.09%  356.18%  331.69%  312.55%  297.05%   273.24%
     29           498.95%      423.35%  398.07%  377.56%  345.97%  322.46%  304.09%  289.21%   266.36%
     30           482.82%      410.24%  385.96%  366.27%  335.95%  313.39%  295.75%  281.48%   259.55%
     31           467.14%      397.44%  374.14%  355.23%  326.13%  304.48%  287.55%  273.85%   252.82%
     32           451.93%      385.01%  362.63%  344.49%  316.55%  295.78%  279.54%  266.40%   246.22%
     33           437.18%      372.92%  351.45%  334.03%  307.22%  287.28%  271.70%  259.09%   239.74%
     34           422.91%      361.22%  340.61%  323.89%  298.16%  279.03%  264.09%  251.99%   233.43%
     35           409.11%      349.88%  330.10%  314.06%  289.36%  271.01%  256.67%  245.08%   227.28%
     36           395.79%      338.93%  319.94%  304.55%  280.85%  263.25%  249.50%  238.38%   221.31%
     37           382.93%      328.35%  310.13%  295.35%  272.62%  255.74%  242.55%  231.89%   215.53%
     38           370.55%      318.17%  300.68%  286.50%  264.70%  248.50%  235.86%  225.64%   209.96%
     39           358.64%      308.36%  291.58%  277.98%  257.07%  241.54%  229.41%  219.61%   204.59%
     40           347.20%      298.94%  282.84%  269.80%  249.74%  234.85%  223.23%  213.84%   199.45%
     41           336.19%      289.89%  274.45%  261.94%  242.71%  228.43%  217.30%  208.30%   194.51%
     42           325.63%      281.21%  266.40%  254.40%  235.97%  222.28%  211.62%  203.00%   189.80%
     43           315.48%      272.87%  258.66%  247.16%  229.49%  216.38%  206.16%  197.91%   185.27%
     44           305.74%      264.86%  251.24%  240.22%  223.28%  210.73%  200.94%  193.04%   180.95%
     45           296.37%      257.16%  244.11%  233.54%  217.31%  205.29%  195.92%  188.36%   176.79%
     46           287.36%      249.77%  237.25%  227.13%  211.59%  200.07%  191.11%  183.87%   172.81%
     47           278.70%      242.66%  230.67%  220.97%  206.08%  195.06%  186.48%  179.56%   168.99%
     48           270.37%      235.82%  224.33%  215.04%  200.79%  190.24%  182.03%  175.42%   165.32%
     49           262.34%      229.23%  218.22%  209.33%  195.69%  185.59%  177.75%  171.42%   161.77%
     50           254.63%      222.89%  212.35%  203.83%  190.78%  181.13%  173.63%  167.58%   158.37%
     51           247.20%      216.79%  206.70%  198.55%  186.06%  176.83%  169.66%  163.89%   155.09%
     52           240.07%      210.94%  201.28%  193.48%  181.53%  172.71%  165.86%  160.35%   151.96%
     53           233.22%      205.32%  196.08%  188.61%  177.19%  168.76%  162.22%  156.96%   148.96%
     54           226.66%      199.95%  191.10%  183.96%  173.04%  164.99%  158.75%  153.73%   146.10%
     55           220.38%      194.81%  186.34%  179.52%  169.09%  161.40%  155.45%  150.66%   143.39%
     56           214.36%      189.89%  181.80%  175.27%  165.31%  157.98%  152.30%  147.74%   140.82%
     57           208.60%      185.18%  177.45%  171.22%  161.71%  154.71%  149.30%  144.96%   138.37%
     58           203.06%      180.66%  173.27%  167.32%  158.25%  151.58%  146.43%  142.30%   136.04%
     59           197.74%      176.32%  169.26%  163.59%  154.93%  148.58%  143.67%  139.74%   133.79%
     60           192.62%      172.15%  165.41%  159.99%  151.74%  145.69%  141.02%  137.29%   131.64%
     61           187.71%      168.14%  161.71%  156.54%  148.68%  142.92%  138.48%  134.93%   129.57%
     62           182.99%      164.30%  158.16%  153.23%  145.74%  140.26%  136.04%  132.67%   127.59%
     63           178.47%      160.62%  154.76%  150.07%  142.93%  137.72%  133.72%  130.52%   125.70%
     64           174.16%      157.12%  151.53%  147.06%  140.27%  135.32%  131.52%  128.48%   123.92%
     65           170.05%      153.78%  148.46%  144.20%  137.75%  133.05%  129.44%  126.57%   122.25%
     66           166.14%      150.62%  145.55%  141.50%  135.36%  130.90%  127.48%  124.76%   120.69%
     67           162.40%      147.60%  142.78%  138.92%  133.10%  128.87%  125.63%  123.06%   119.21%
     68           158.82%      144.72%  140.13%  136.47%  130.94%  126.94%  123.87%  121.45%   117.82%
     69           155.40%      141.96%  137.60%  134.12%  128.88%  125.09%  122.19%  119.90%   116.48%
     70           152.11%      139.32%  135.17%  131.87%  126.90%  123.31%  120.58%  118.42%   115.20%
     71           148.96%      136.78%  132.84%  129.71%  125.00%  121.61%  119.03%  117.00%   113.97%
     72           145.96%      134.37%  130.63%  127.65%  123.20%  119.99%  117.56%  115.64%   112.80%
     73           143.11%      132.08%  128.53%  125.71%  121.49%  118.46%  116.17%  114.36%   111.69%
     74           140.42%      129.93%  126.56%  123.89%  119.90%  117.03%  114.87%  113.17%   110.66%
     75           137.89%      127.93%  124.73%  122.20%  118.42%  115.72%  113.68%  112.08%   109.72%
     76           135.52%      126.05%  123.02%  120.63%  117.06%  114.51%  112.59%  111.08%   108.87%
     77           133.28%      124.30%  121.43%  119.17%  115.80%  113.39%  111.59%  110.17%   108.10%
     78           131.18%      122.66%  119.94%  117.80%  114.62%  112.36%  110.66%  109.34%   107.39%
     79           129.17%      121.10%  118.53%  116.51%  113.51%  111.39%  109.79%  108.55%   106.73%
     80           127.26%      119.61%  117.18%  115.28%  112.46%  110.46%  108.97%  107.80%   106.10%
     81           125.43%      118.19%  115.90%  114.10%  111.45%  109.57%  108.18%  107.09%   105.50%
     82           123.70%      116.85%  114.68%  112.99%  110.49%  108.73%  107.42%  106.41%   104.93%
     83           122.06%      115.59%  113.54%  111.94%  109.59%  107.94%  106.71%  105.77%   104.39%
     84           120.53%      114.41%  112.48%  110.97%  108.76%  107.21%  106.06%  105.18%   103.89%
     85           119.11%      113.33%  111.51%  110.09%  108.00%  106.55%  105.47%  104.64%   103.44%
     86           117.79%      112.34%  110.62%  109.28%  107.31%  105.95%  104.93%  104.16%   103.04%
     87           116.55%      111.43%  109.81%  108.54%  106.69%  105.40%  104.45%  103.72%   102.67%
     88           115.39%      110.58%  109.06%  107.87%  106.12%  104.91%  104.02%  103.33%   102.35%
     89           114.28%      109.79%  108.36%  107.24%  105.60%  104.46%  103.62%  102.98%   102.06%
     90           113.20%      109.03%  107.70%  106.65%  105.12%  104.05%  103.26%  102.65%   101.97%
     91           112.14%      108.30%  107.06%  106.09%  104.66%  103.65%  102.92%  102.35%   101.00%
     92           111.07%      107.57%  106.43%  105.53%  104.21%  103.28%  102.59%  102.07%   101.00%
     93           109.96%      106.82%  105.79%  104.97%  103.76%  102.90%  102.27%  101.97%   101.00%
     94           108.79%      106.02%  105.10%  104.37%  103.28%  102.51%  101.97%  101.00%   101.00%
     95           107.54%      105.14%  104.35%  103.70%  102.75%  102.07%  101.00%  101.00%   101.00%
     96           106.19%      104.16%  103.51%  102.96%  102.16%  101.97%  101.00%  101.00%   101.00%
     97           104.77%      103.11%  102.62%  102.15%  101.97%  101.00%  101.00%  101.00%   101.00%
     98           103.34%      102.03%  101.97%  101.97%  101.00%  101.00%  101.00%  101.00%   101.00%
     99           101.97%      101.97%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%
    100+          101.00%      101.00%  101.00%  101.00%  101.00%  101.00%  101.00%  101.00%   101.00%



                          PART II. OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS
Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter adopted under the authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter had been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  REPRESENTATION PURSUANT TO SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

Principal Life Insurance Company represents the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                    REPRESENTATIONS PURSUANT TO RULE 6e-3(T) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.
Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940, with respect to the Policies described in the prospectus. Registrant makes the following representations:

          (1)   Section 6e-3(T)(b)(13)(iii)(F) has been relied upon.

          (2) The level of the mortality and expense risks charge is within the range of industry practice for comparable contracts.

          (3) The Registrant has concluded that there is a reasonable likelihood that the distribution financing arrangement for the Variable Life Separate Account will benefit the separate account and policyowners, and it will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

          (4) The Variable Life Separate Account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

The methodology used to support the representation made in paragraph (2) above is based upon an analysis of the mortality and expense risks charges contained in other variable life insurance policies, including scheduled and flexible premium products. Registrant undertakes to keep and make available to the Commission on request the documents used to support the representation in paragraph (2) above.

                       CONTENTS OF REGISTRATION STATEMENT


This registration statement comprises the following papers and documents:

     The facing sheet;

                     The prospectus, consisting of 57 pages;

     The undertaking to file reports;

     The undertaking pursuant to Rule 484;

     Representations pursuant to Rule 6e-3(T);

     The signatures;

     Written consents of the following persons:

          Ernst & Young LLP

     The following exhibits

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions

1.A1 Resolution of Executive Committee of Board of Directors of Principal Mutual Life Insurance Company establishing the Variable Life Separate Account (filed 5/31/02)

1.A3A.a Distribution Agreement between Princor Financial Services Corporation and Principal Life Insurance Company*

1.A3B.a             Form of Selling Agreement (filed 5/31/02)

1.A3B.b             Registered Representative Agreement (filed 5/31/02)

1.A3C               Schedule of sales commissions*

1.A5.a              Form of Policy (filed 5/31/02)

1.A5.a.iii          Accounting Benefit Rider (filed 5/31/02)

1.A5.a.iv           Aviation Exclusion Rider (filed 5/31/02)

1.A5.a.v            Change of Insured (filed 5/31/02)

1.A5.a.viii         Death Benefit Guarantee Rider (filed 5/31/02)

1.A5.a.ix           Extended Coverage Rider (filed 5/31/02)

1.A5.a.x            Hazardous Sports Rider (filed 5/31/02)

1.A5.a.xiii         Supplemental Benefit Rider (filed 5/31/02)

1.A6.a Articles of Incorporation, as Amended of Principal Life Insurance Company (filed 5/31/02)

1.A6.b              By-laws of Principal Life Insurance Company (filed 5/31/02)

1.A10.a             Form of Application (filed 5/31/02)

1.A10.c             Form of Supplemental Application (filed 5/31/02)

2. Opinion and consent of Karen E. Shaff, Senior Vice President and General Counsel*

3. No financial statements will be omitted from the prospectus pursuant to Instruction 1(b) or (c) or Part I

4.                  Not applicable

5.                  Not applicable

6.                  Consent of Ernst & Young LLP**

7. Description of Issuance, Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)**

8. Powers of Attorney of Directors of Principal Life Insurance Company (filed 5/31/02)

9.                  Opinion and Consent of Tom Phillips*
---------------------------------
*  Included in this Filing.
** To be filed by Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Des Moines, and the state of Iowa, on the 6th day of August, 2002.


                          PRINCIPAL LIFE INSURANCE COMPANY
                          VARIABLE LIFE SEPARATE ACCOUNT

                                      (Registrant)


                         By:  PRINCIPAL LIFE INSURANCE COMPANY

                                 (Depositor)

                                   /s/J. B. Griswell
                         By _________________________________________________
                            Chairman, President and Chief Executive Officer

Attest:

/s/ Joyce N. Hoffman
-----------------------------------
Joyce N. Hoffman
Senior Vice President and
  Corporate Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                          Title                           Date


/s/ J. B. Griswell             President, Chairman and         08/06/2002
--------------------           Chief Executive Officer
J. B. Griswell


/s/ D. C. Cunningham           Vice President and              08/06/2002
--------------------           Controller (Principal
D. C. Cunningham               Accounting Officer)



/s/ M. H. Gersie               Executive Vice President        08/06/2002
--------------------           and Chief Financial Officers
M. H. Gersie                   (Principal Financial
                               Officer)


  (B. J. Bernard)*             Director                        08/06/2002
--------------------
B. J. Bernard


  (J. Carter-Miller)*          Director                        08/06/2002
--------------------
J. Carter-Miller


  (G. E. Costley)*             Director                        08/06/2002
--------------------
G. E. Costley


  (D. J. Drury)*               Director                        08/06/2002
--------------------
D. J. Drury


  (C. D. Gelatt, Jr.)*         Director                        08/06/2002
--------------------
C. D. Gelatt, Jr.


  (S. L. Helton)*              Director                        08/06/2002
--------------------
S. L. Helton


  (C. S. Johnson)*             Director                        08/06/2002
--------------------
C. S. Johnson


  (W. T. Kerr)*                Director                        08/06/2002
--------------------
W. T. Kerr


  (R. L. Keyser)*              Director                        08/06/2002
--------------------
R. L. Keyser


  (V. H. Loewenstein)*         Director                        08/06/2002
--------------------
V. H. Loewenstein


  (F. F. Pena)*                Director                        08/06/2002
--------------------
F. F. Pena


  (D. M. Stewart)*             Director                        08/06/2002
--------------------
D. M. Stewart


  (E. E. Tallett)*             Director                        08/06/2002
--------------------
E. E. Tallett



                           *By    /s/ J. Barry Griswell
                                  ------------------------------------
                                  J. Barry Griswell
                                  Chairman, President and
                                  Chief Executive Officer

                                  Pursuant to Powers of Attorney
                                  Previously Filed or Included Herein